UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

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(Amendment No. 4)

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FIRST UNITED CORPORATION
(Name of Registrant as Specified in Its Charter)

DRIVER MANAGEMENT COMPANY LLC DRIVER OPPORTUNITY PARTNERS I LP J. ABBOTT R. COOPER
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY PROXY STATEMENT
SUBJECT TO COMPLETION
DATED  APRIL 6,  2021

DRIVER MANAGEMENT COMPANY LLC
●, 2021

Dear Fellow First United Stockholder:

Driver Management Company LLC and the other participants in this solicitation (collectively, “Driver”, “we” or “our”) are the beneficial owners of an aggregate of 360,737 shares of common stock, par value $0.01 per share (the “Common Stock”), of First United Corporation, a Maryland corporation (“First United,” the “Company”  or the “Corporation”), representing approximately 5.16% of the outstanding shares of Common Stock.  We believe that change in the composition of the Board of Directors of the Company (the “Board”) is necessary to ensure that the Company is run in a manner consistent with your best interests.  We are seeking your support in voting “FOR” the election of our nominee, as well as the seven (7) other proposals we have made (each a “  Driver  Proposal”), at the Company’s 2021 annual meeting of shareholders scheduled to be held on ● at ●.m., local time(including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “2021 Annual Meeting”). In addition to the Driver Proposals, you will be asked to vote on six (6) proposals that First United has made (each a “Company Proposal” and, together with the Driver Proposals, the “Proposals”).  Set forth below is a description of the Proposals and our voting recommendations.  The Company has stated that the 2021 Annual Meeting will be a virtual meeting.

Driver Proposal	Our Recommendation

To elect J. Abbott R. Cooper, Driver’s nominee for election to director, and the candidates of nominated by  First United other than Carissa Rodeheaver (the “Excluded Company Nominee”) for election at the 2021 Annual Meeting to serve as directors of First United (Proposal 1);

FOR
A resolution requesting that the Board take all steps necessary or desirable to require that the Chairman of the Board be an independent director (Proposal 2);	FOR

A resolution requesting the Board to take all steps necessary or desirable under applicable law to provide that any actions currently requiring the affirmative vote of two-thirds (or any proportion greater than a simple majority) of all the votes entitled to be cast for shareholder approval (including, without limitation mergers and amendments to the Company’s articles of incorporation) shall only require the affirmative vote of a simple majority of all the votes entitled to be cast for shareholder approval (Proposal 3);

FOR

A resolution requesting the Board to take all steps necessary or desirable under applicable law (including adopting a resolution pursuant to Maryland Code, Corporations and Associations § 2-514) to provide beneficial owners of shares with all the rights (to the maximum extent available under applicable law) accorded shareholders of record pursuant to the Company’s certificate of incorporation and bylaws as well as applicable law (Proposal 4);

FOR

A resolution requesting the Board adopt a resolution whereby the Board commits to avoid taking any actions (including lobbying the Maryland Commissioner of Financial Regulation to investigate potential violations of Maryland Code, Financial Institutions § 3-314 (“Section 3-314”) or seeking to enforce, through legal action or otherwise, any of the provisions of Section 3-314) not otherwise explicitly required by law that are reasonably likely to lead to the disenfranchisement of any shareholder (Proposal 5);

FOR

A resolution requesting the Board adopt a “proxy access” bylaw that will require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected certain information regarding any person or persons nominated for election to the Board by a shareholder and will allow shareholders to vote on such nominee or nominees on the Company’s proxy card (Proposal 6);

FOR

A resolution requesting that the Board amend the Company’s bylaws (the “Bylaws”) to provide that shareholders may alter, amend or repeal the Bylaws by the affirmative vote of a simple majority of all the votes entitled to be cast by the holders of the issued and outstanding shares of Common Stock  (Proposal 7);

FOR

A resolution requesting that the Board form a special committee (empowered to engage its own legal counsel) to determine whether the Company has, is or will violate NASDAQ Listing Rule 5640 by voluntarily asserting or attempting to exercise a private right of action under Section 3-314 or seeking a declaratory judgement “to clarify rights or legal relations affected by the operation of Section 3-314” absent a binding prior determination by the Maryland Commissioner of Financial Regulation or a court of competent jurisdiction that a violation has occurred  (Proposal 8);

FOR
Company Proposal	Our Recommendation
To approve an amendment to the Corporation’s articles of incorporation (the “Charter”) to declassify the Board (Proposal 9);	FOR

To adopt a non-binding advisory resolution that the Board take the actions necessary to amend the Charter to reduce the votes required to approve certain shareholder actions, from two-thirds of all votes entitled to be cast on the matter to a majority of all votes entitled to be cast on the matter (Proposal 10);

AGAINST
To adopt a non-binding advisory resolution that the Board take the actions necessary to amend the Bylaws to provide for proxy access in the election of directors(Proposal 11);	AGAINST
To approve, by a non-binding advisory vote, the compensation paid to the Corporation’s named executive officers for 2020 (Proposal 12);	AGAINST
To ratify the appointment of Crowe LLP as the Corporation’s independent registered public accounting firm for 2021 (Proposal 13); and	NO RECOMMENDATION
To recommend, by a non-binding advisory vote, the frequency of future Say-on-Pay Votes (every 1 year, every 2 years or every 3 years) (Proposal 14)	NO RECOMMENDATION

i

The Company has a classified Board, which is currently divided into three (3) classes. The terms of four (4) Class II directors expire at the 2021 Annual Meeting. We are seeking your support at the 2021 Annual Meeting to elect our one (1) nominee in opposition to one (1) of the Company’s director nominees for the class with terms ending in 2024. Your vote to elect our nominee will have the legal effect of replacing one (1) incumbent director with our nominee.

We urge you to carefully consider the information contained in the attached proxy statement and then support our efforts by signing, dating and returning the enclosed WHITE proxy card today. The attached proxy statement and the enclosed WHITE proxy card are first being mailed to shareholders on or about ●, 2021.

Even if you have already voted for the Company’s nominees, you have every right to change your vote by signing, dating and returning a later dated WHITE proxy card or by voting in person at the 2021 Annual Meeting.

If you have any questions or require any assistance with your vote, please contact ●, which is assisting us, at its address and toll-free numbers listed below.

Thank you for your support,

/s/ J. Abbott R. Cooper
J. Abbott R. Cooper
Driver Management Company LLC

ii

If you have any questions, require assistance in voting your WHITE proxy card,

or need additional copies of Driver’s proxy materials,

please contact ● at the phone numbers listed below.

●

Shareholders call toll free at ●

Email: ●

iii

PRELIMINARY PROXY STATEMENT
SUBJECT TO COMPLETION

DATED APRIL 6, 2021

2021 ANNUAL MEETING OF SHAREHOLDERS
OF
FIRST UNITED CORPORATION
_________________________

PROXY STATEMENT
OF
DRIVER MANAGEMENT COMPANY LLC

 _________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD TODAY

Driver Management Company LLC, a Delaware limited liability company (“Driver Management”) and the other participants in this solicitation (collectively, “Driver”, “we” or “our”) are significant shareholders of First United Corporation, a Maryland corporation (“First United,” the “Company” or the “Corporation”), who, collectively, beneficially own an aggregate of 360,737 shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company, representing approximately 5.16% of the outstanding shares of Common Stock. We believe that change at the Board of Directors of the Company (the “Board”) is necessary to ensure that the best interests of shareholders are appropriately represented in the boardroom.  We have nominated J. Abbott R. Cooper (“Driver’s Nominee”), Driver Management’s managing member, who is committed to fully exploring all opportunities increase value for all shareholders.  We are seeking your support in voting “FOR” the election of our nominee, as well as the seven (7) other proposals we have made (each a “ Driver Proposal”), at the Company’s 2021 annual meeting of shareholders scheduled to be held on ● at ●.m., local time (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “2021 Annual Meeting”).  In addition to the Driver Proposals, you will be asked to vote on six (6) proposals that First United has made (each a “Company Proposal” and, together with the Driver Proposals, the “Proposals”).  Set forth below is a description of the Proposals and our voting recommendations.  The Company has stated that the 2021 Annual Meeting will be a virtual meeting.

Driver Proposal	Our Recommendation

To elect J. Abbott R. Cooper, Driver’s nominee for election to director and the candidates nominated by First United other than Carissa Rodeheaver (the “Excluded Company Nominee”) for election at the 2021 Annual Meeting to serve as directors of First United (Proposal 1);

FOR
A resolution requesting that the Board take all steps necessary or desirable to require that the Chairman of the Board be an independent director (Proposal 2);	FOR

A resolution requesting the Board to take all steps necessary or desirable under applicable law to provide that any actions currently requiring the affirmative vote of two-thirds (or any proportion greater than a simple majority) of all the votes entitled to be cast for shareholder approval (including, without limitation mergers and amendments to the Company’s articles of incorporation) shall only require the affirmative vote of a simple majority of all the votes entitled to be cast for shareholder approval (Proposal 3);

FOR

A resolution requesting the Board to take all steps necessary or desirable under applicable law (including adopting a resolution pursuant to Maryland Code, Corporations and Associations § 2-514) to provide beneficial owners of shares with all the rights (to the maximum extent available under applicable law) accorded shareholders of record pursuant to the Company’s certificate of incorporation and bylaws as well as applicable law (Proposal 4);

FOR

A resolution requesting the Board adopt a resolution whereby the Board commits to avoid taking any actions (including lobbying the Maryland Commissioner of Financial Regulation to investigate potential violations of Maryland Code, Financial Institutions § 3-314 (“Section 3-314”) or seeking to enforce, through legal action or otherwise, any of the provisions of Section 3-314) not otherwise explicitly required by law that are reasonably likely to lead to the disenfranchisement of any shareholder (Proposal 5);

FOR

A resolution requesting the Board adopt a “proxy access” bylaw that will require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected certain information regarding any person or persons nominated for election to the Board by a shareholder and will allow shareholders to vote on such nominee or nominees on the Company’s proxy card (Proposal 6);

FOR

A resolution requesting that the Board amend the Company’s bylaws (the “Bylaws”) to provide that shareholders may alter, amend or repeal the Bylaws by the affirmative vote of a simple majority of all the votes entitled to be cast by the holders of the issued and outstanding shares of Common Stock (Proposal 7);

FOR

A resolution requesting that the Board form a special committee (empowered to engage its own legal counsel) to determine whether the Company has, is or will violate NASDAQ Listing Rule 5640 by voluntarily asserting or attempting to exercise a private right of action under Section 3-314 or seeking a declaratory judgement “to clarify rights or legal relations affected by the operation of Section 3-314” absent a binding prior determination by the Maryland Commissioner of Financial Regulation or a court of competent jurisdiction that a violation has occurred (Proposal 8);

FOR

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Company Proposal	Our Recommendation
To approve an amendment to the Corporation’s articles of incorporation (the “Charter”) to declassify the Board (Proposal 9);	FOR

To adopt a non-binding advisory resolution that the Board take the actions necessary to amend the Charter to reduce the votes required to approve certain shareholder actions, from two-thirds of all votes entitled to be cast on the matter to a majority of all votes entitled to be cast on the matter (Proposal 10);

AGAINST
To adopt a non-binding advisory resolution that the Board take the actions necessary to amend the Bylaws to provide for proxy access in the election of directors (Proposal 11);	AGAINST
To approve, by a non-binding advisory vote, the compensation paid to the Corporation’s named executive officers for 2020 (Proposal 12);	AGAINST
To ratify the appointment of Crowe LLP as the Corporation’s independent registered public accounting firm for 2021 (Proposal 13); and	NO RECOMMENDATION
To recommend, by a non-binding advisory vote, the frequency of future Say-on-Pay Votes (every 1 year, every 2 years or every 3 years) (Proposal 14)	NO RECOMMENDATION

v

This Proxy Statement and the enclosed WHITE proxy card are first being mailed to shareholders on or about ●, 2021.

Driver Management, Driver Opportunity Partners I LP, a Delaware limited partnership (“Driver Opportunity”) and J. Abbott R. Cooper are members of a group and are deemed participants in this proxy solicitation.

As of ●, 2021, the participants in this solicitation collectively own 360,737 shares of Common Stock (the “Driver Group Shares”).  We intend to vote such shares FOR the election of Driver’s Nominee and the Company’s candidates (other than Carissa Rodeheaver) for election to director on Proposal 1,  FOR  Proposals 2, 3, 4, 5, 6, 7, 8 and 9, AGAINST Proposals 10, 11 and and ABSTAIN for Proposals 13 and 14

The Company has set the close of business on ●, 2021 as the record date for determining shareholders entitled to notice of and to vote at the 2021 Annual Meeting (the “Record Date”).  The mailing address of the principal executive offices of the Company is 19 South Second Street, Oakland, Maryland 21550.  Shareholders of record at the close of business on the Record Date will be entitled to vote at the 2021 Annual Meeting. According to the Company, as of the Record Date, there were ● shares of Common Stock outstanding.

THIS SOLICITATION IS BEING MADE BY DRIVER AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY.  WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE 2021 ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT.  SHOULD, WITHIN A REASONABLE TIME BEFORE THE SOLICITATION, OTHER MATTERS BE BROUGHT BEFORE THE 2021 ANNUAL MEETING, DRIVER WILL EITHER SUPPLEMENT THIS PROXY STATEMENT AND PROVIDE SHAREHOLDERS WITH AN OPPORTUNITY TO VOTE BY PROXY DIRECTLY ON SUCH MATERS OR WILL NOT EXERCISE DISCRETIONARY AUTHORTITY WITH RESPECT THERETO.  IF OTHER PROPOSALS ARE MADE THAT DRIVER DOES NOT LEARN ABOUT WITHIN A REASONABLE TIME BEFORE THE SOLICITATION, THE PERSONS NAMED AS PROXIES ON THE WHITE PROXY CARD SOLICITED BY DRIVER WILL VOTE SUCH PROXIES IN THEIR DISCRETION WITH RESPECT TO SUCH MATTERS.

DRIVER URGES YOU TO SIGN, DATE AND RETURN THE WHITE PROXY CARD IN FAVOR OF THE ELECTION OF DRIVER’S NOMINEE AND IN ACCORDANCE WITH OUR RECOMMENDATIONS WITH RESPECT TO THE PROPOSALS.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE 2021 ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE 2021 ANNUAL MEETING OR BY VOTING IN PERSON AT THE 2021 ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the 2021 Annual Meeting—This Proxy Statement and our WHITE proxy card are available at ●

______________________________

vi

IMPORTANT

Your vote is important, no matter how many shares of Common Stock you own.  Driver urges you to sign, date, and return the enclosed WHITE proxy card today to vote FOR the election of the Nominee and the Company’s candidates (other than Carissa Rodeheaver) for election to director on Proposal 1, FOR Proposals 2, 3, 4, 5, 6, 7, 8 and 9 and AGAINST Proposals 10, 11 and 12. Driver is making no recommendation with respect to Proposals 13 and 14.

Registered Owners

If your shares of Common Stock are registered in your own name, please sign and date the enclosed WHITE proxy card and return it to Driver, c/o ● (“Driver’s Proxy Solicitor”), in the enclosed postage-paid envelope today. Shareholders also have the following two options for authorizing a proxy to vote their shares:

•	Via the Internet at www.●.com at any time prior to 11:59 p.m. Eastern Time on ●, 2021, and follow the instructions provided on the WHITE proxy card; or

•	By telephone, by calling ●at any time prior to 11:59 p.m. Eastern Time on ●, 2021, and follow the instructions provided on the WHITE proxy card.

Beneficial Owners

If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a WHITE voting instruction form, are being forwarded to you by your broker or bank. As a beneficial owner, if you wish to vote, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

Beneficial owners may vote either by the Internet or toll-free telephone. Please refer to the enclosed instructions on how to vote by Internet or telephone. You may also vote by signing, dating and returning the enclosed WHITE voting instruction form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company.  Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us.  Remember, you can vote for Driver’s Nominee only on our WHITE proxy card. Please make certain that the latest dated proxy card you return is the WHITE proxy card.

vii

If you have any questions, require assistance in voting your WHITE proxy card,

or need additional copies of Driver’s proxy materials,

please contact ● at the phone numbers listed below.

●

Shareholders call toll free at ●

Email: ●

viii

QUESTIONS AND ANSWERS

Is this another proxy contest?

Yes, this is another proxy contest.  Driver is seeking to elect J. Abbott R. Cooper to replace Carissa Rodeheaver, First United’s Chief Executive Officer (“CEO”) and Chairman of the Board, on the Board.  In addition, Driver is seeking shareholder approval for seven (7) other proposals that Driver hopes will cause the Board to take actions that Driver believes will benefit all shareholders.

Why is Driver trying to remove Carissa Rodeheaver from the Board?  If she is the CEO, isn’t it important for her to be on the Board?

Driver believes that it is important for the Board and individual directors to be accountable to shareholders. As the CEO and Chairman, Driver believes that Ms. Rodeheaver, in particular, must be accountable to shareholders, since First United “believes that a single leader serving as both the Chairman of the Board and CEO is the most appropriate leadership structure” and that it is important to “have strong leadership, with a single individual setting the tone and having primary responsibility for managing and leading” First United.2  Indeed, the Bylaws specifically state:  “The Chairman of the Board shall be the chief executive officer of the Corporation and shall have general charge and control of all its business affairs and properties.”3

Driver has made a proposal (Proposal 2) that shareholders adopt a resolution requesting that the Board take all steps necessary or desirable to require that the Chairman of the Board be an independent director.  In its statement of opposition to that proposal, First United states that the combined role of CEO and Chairman “assures clarity of leadership.”4

Put bluntly, Driver believes that having a single, strong leader to “assure ☑ clarity of leadership” that “shall have general charge and control” of all First United’s affairs cuts both ways and Ms. Rodeheaver should be the first person held accountable for First United’s actions.

In her role as First United’s single, strong leader, Driver believes that Ms. Rodeheaver was intimately involved in First United’s plan to cause the Maryland Commissioner to prohibit Driver from voting 360,637 of its shares of Common Stock for five years and that plan had the express purpose of preventing a contested election of directors at First United’s 2020 annual meeting (the “2020 Annual Meeting”).  In addition, Ms. Rodeheaver was actively involved in lobbying Maryland state officials to pressure the Maryland Commissioner to take action against Driver.5

________________

2 See, First United’s [Preliminary Proxy Statement filed March 26, 2020 p. 57.]

3 First United Corporation Bylaws as amended and restated on December 17, 1997 available at https://www.sec.gov/Archives/edgar/data/763907/000114420408014719/v106556_ex3-2i.htm

4 Id.

5 See, “Battle for Control of a Rural Maryland Bank Escalates to Lawsuit, State Investigation,” Holden Wilen, Baltimore Business Journal, June 2, 2020:

Other emails made public by Cooper show Del. Wendell Beitzel and Sen. George Edwards became involved in the dispute, asking Salazar's staff about the status of the investigation.

Beitzel, a Republican, said in an interview he became involved because the bank's president and attorney reached out to him.

"They weren't getting the response they thought they should be getting and they didn't feel the Maryland banking authorities were doing what they could do in order to protect that bank," Beitzel said. "They came to us and asked us to intervene and request and put political pressure on the bank people to do something to try and help them make sure that everything that was being done according to what our banking regulations were in order to help protect this Maryland bank."

ix

Regardless of Ms. Rodeheaver’s motivations, Driver believes she should be held accountable for (i)  First United’s attempts to deprive a shareholder of its fundamental right to vote and concurrent right to nominate candidates for election to director, (ii) attempting to deprive shareholder a choice in the election of directors at the 2020 Annual Meeting and (iii) exposing the Corporation to legal liability and reputational risk in connection with those attempts (and the related cover-up).6  Driver also believes that Ms. Rodeheaver should be held accountable for the—in Driver’s opinion—excessive fees paid by the Corporation at shareholders’ expense in connection with the 2020 Annual Meeeting, litigation related to that proxy contest and litigation arising out of the current proxy contest.7

To provide some context, according to First United’s Annual Report of Form 10-K for the year ended December 31, 2021, “[p]rofessional services increased $2.7 million primarily due to increased legal and professional expenses related to the 2020 proxy contest and related litigation” and “[i]nvestor relations expenses increased $1.0 million, also related to the 2020 proxy contest.”  In other words, the 2020 Proxy Contest likely cost the Corporation (and its shareholders) approximately $3.7 million.  By comparison, for the twelve months ended December 31, 2020, First United recorded pre-tax net income of $17.8 million.

Since each of Sanu Chadha, Christie DiPietro and Patricia Milon joined the Board after the 2020 Annual Meeting, Driver has no reason at this point to believe that Ms. Chadha, Ms. DiPietro or Ms. Milon were involved in the plan to disenfranchise Driver.8

Why did First United want to prevent Driver from voting its shares of Common Stock or nominating candidates for election to director?

Beginning on March 26, 2019, Driver began publicly calling on the Board to increase shareholder value by exploring a sale.  At the same time, Driver began to publicly question whether the Board’s interests were aligned with shareholders.  Driver also began to question whether the Board’s opposition to exploring a sale was motivated by the Board putting their interests before the interests of shareholder generally.

____________________

https://www.sec.gov/Archives/edgar/data/0000763907/000147793220003203/func_dfan14a.htm

6   First United’s Annual Report on Form 10-K for the year ended December 31, 2020 (the “First United 2020 10-K”) includes the following risk factor:

the Corporation, its directors, and two former directors have been sued by Driver Opportunity Fund I LP (the “Driver Shareholder”).  This litigation has, and will likely continue to be, time consuming and has involved, and will likely continue to involve, significant defense and other costs.  We cannot predict what expenses that we might incur in connection with this litigation.  This litigation, if decided adversely to us, could result in significant monetary damages and reputational harm and require us to incur significant expenses related to holding a new meeting of shareholders, if the court were to order such a meeting as part of the relief granted.  Subject to certain conditions imposed by Maryland law, our bylaws require us to indemnify and advance expenses to each of the current and former directors who are parties to this litigation.  Further, our insurance policies might not cover all expenses and/or claims that have been or might be brought against us and the individual defendants, and insurance coverage might not continue to be available to us at a reasonable cost. As a result, we are exposed to the possibility of substantial uninsured liabilities in connection with this litigation, including pursuant to our indemnification obligations, which could materially and adversely affect our business, prospects, results of operations and financial condition.

7 Based on disclosures made in the First United 2020 10-K.

8 Driver does, however, question whether any of Ms. Milon, Ms. Chadha or Ms. DiPietro’s interests are properly aligned with shareholders since, at the time of each of their appointments to the Board, they each owned zero (0) shares of Common Stock.  See,

https://www.sec.gov/Archives/edgar/data/0000763907/000110465920086302/xslF345X02/tm2025580d1_3.xml

(Ms. Milon Form 3);

https://www.sec.gov/Archives/edgar/data/0000763907/000110465921004460/xslF345X02/tm213319-1_3seq1.xml

(Ms. Chadha Form 3); https://www.sec.gov/Archives/edgar/data/0000763907/000110465921004464/xslF345X02/tm213319-2_3seq1.xml

(Ms. DiPietro Form 3).

[As of the date hereof, neither Ms. Chadha nor Ms. DiPietro have purchased any shares of Common Stock.]

x

According to its request to have the Maryland Commissioner prohibit Driver from voting its shares of Common Stock for five years, Driver—by publicly stating its concerns about the Company’s strategic direction and whether the Board’s interests were adequately aligned with shareholders—was “distract[ing] the [B]oard and management.” 9

In Driver’s opinion, the Board simply did not like having a shareholder question the Company’s strategic direction, its corporate governance policies and practices or whether the Board’s interests were adequately aligned with shareholders.  In Driver’s opinion, the Board viewed Driver as a threat to the status quo and preventing Driver from voting its shares of Common Stock and nominating candidates for election to director was a way to neutralize that threat.

Can you remind me why the Maryland Commissioner is important?

Yes. On November 1, 2019, First United asked the Maryland Commissioner to prohibit Driver from voting 360,737 of its shares of Common Stock for five years.  Based on emails sent from First United’s attorney to members of the Maryland Commissioner’s staff, Driver believes that First United’s goal was not just to prohibit Driver from voting, but to prevent Driver from being able to nominate candidates for election to director during that time.10

Can the Maryland Commissioner just prohibit shareholders from voting their shares?

Maryland has a law, which we refer to as Section 3-314 (and sometimes is referred to as the Maryland Stock Acquisition Law), that prohibits anyone from making a “Stock Acquisition” unless that person gives the Maryland Commissioner sixty (60) days prior notice, during which time the Maryland Commissioner may deny approval for that purchase if the Maryland Commissioner determines that the purchase would be anticompetitive or threaten the safety or soundness of a banking institution.

The relevant definition of a “Stock Acquisition” is “An acquisition of the outstanding voting stock of a commercial bank or bank holding company in [Maryland], if the acquisition will affect the power to direct or to cause the direction of the management or policy of any banking institution or bank holding company.”11

Did Driver make a “Stock Acquisition?”

Driver does not believe that it has ever made a “Stock Acquisition” for purposes of Section 3-314.

While there is little existing guidance on what, exactly, might constitute a “Stock Acquisition,” (for instance, there are no interpretive releases or rules issued by the Maryland Commissioner nor is there, in Driver’s opinion, any relevant caselaw on the matter), based on Driver’s review of analogous federal statutes (the Change in Bank Control Act and the Bank Holding Company Act), Driver does not believe that any of its purchases of shares of Common Stock constituted a “Stock Acquisition.”

In addition, at the time that First United asked the Maryland Commissioner to investigate Driver for a potential violation of Section 3-314, Driver’s only relationship to the Company was exactly the same as many other shareholders—it owned shares of Common Stock—and Driver had no other relationships (such as having a representative on the Board) with the Company.  While Driver owned approximately 5.1% of the outstanding shares of Common Stock, Driver believed that common sense suggested (and believes that the subsequent facts have confirmed) that a mere 5.1% shareholder would have no ability to “affect the power to direct or to cause the direction of the management or policy of”First United.

_____________________

9 Letter (the “November 1, 2019 Letter”) dated November 1, 2019 from Andrew Bulgin to the Honorable Antonio P. Salazar (“Obviously, the Maryland Commissioner has jurisdiction with respect to violations of Section 3-314”) (included in Exhibit 1 to Form DFAN14A filed by Driver on February 12, 2021)

10 See Form DFAN14A filed by Driver on February 12, 2021 and Form DFAN14A filed by Driver on February 16, 2021.

11 Maryland Code, Financial Institutions §3-314(a)(3)(i).

xi

Then why did the Maryland Commissioner investigate Driver for a potential violation of Section 3-314?

Driver believes, based on documents produced by the Maryland Commissioner pursuant to the Maryland Public Information Act (the “MPIA”) as well as documents produced by Maryland State Senator George Edwards pursuant to the MPIA, that Maryland Commissioner investigated Driver for a potential violation of Section 3-314 because First United (i) requested such an investigation, (ii) engaged in a lengthy campaign to convince the Maryland Commissioner to commence such an investigation (as well as to direct the investigation once it had started and to attempt to influence the investigation’s outcome) and (iii) requested Maryland state officials to pressure the Maryland Commissioner to take action against Driver.

I thought that First United said that it “did not instigate, direct or control the investigation into Driver’s acquisition of the Company’s shares?”12

First United did say that.  More importantly, First United made that statement as part of its solicitation of proxies for the 2020 Annual Meeting.  Driver believes that statement is false and misleading with respect to a material fact and, as a result, constitutes a violation of Section 14(a) (“Section 14(a)”) of the Securities Exchange Act of 1934, as amended,(the “Exchange Act”) and Exchange Act Rule 14a-9 (“Rule 14a-9”).

Driver is currently seeking leave to amend a complaint previously filed in United States District Court for the District of Maryland (the “Federal Court”) to include claims (the “Driver 2020 14a-9 Claims”) that First United repeatedly violated Section 14(a) and Rule 14a-9 in connection with the solicitation of proxies for the 2020 Annual Meeting.

Was there any other basis for the Maryland Commissioner’s investigation?

While Driver does not believe that any of its purchases of shares of Common Stock, individually or in the aggregate, constituted a “Stock Acquisition,” Driver did not provide the Maryland Commissioner with prior notice of any acquisition of shares of Common Stock.

Is that enough of a basis for the Maryland Commissioner to investigate Driver’s purchase of shares of Common Stock?  Does it matter if Driver owns more than 5% of the issued and outstanding shares of Common Stock?

Driver is not privy to the Maryland Commissioner’s criteria for whether or not to investigate shareholders for possible violations of Section 3-314, but Driver is just a shareholder and, at the time of each acquisition of shares of Common Stock, had no greater or lesser ability to “affect the power to direct or to cause the direction of the management or policy” of First United than any other shareholder.

With respect to owning more than 5% of the issued and outstanding shares of Common Stock, there are currently two other shareholders(BlackRock, Inc. and the Vanguard Group) who, based on ownership statements filed with the Securities and Exchange Commission, beneficially own more than 5% of the issued and outstanding shares of Common Stock.  Based on information obtained from the Maryland Commissioner pursuant to the MPIA, neither BlackRock, Inc. nor the Vanguard Group have provided the Maryland Commissioner with prior notification of any purchases of shares of Common Stock.  Indeed, based on information obtained from the Maryland Commissioner pursuant to the MPIA, it does not appear that any investor who filed a Schedule 13G disclosing beneficial ownership of more than 5% of the issued and outstanding shares of Common Stock any time in the last five years has provided the Maryland Commissioner with prior notification of any purchases of shares of Common Stock.

__________________

12 First United Form DEFA14A filed May 18, 2020.

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Is the Maryland Commissioner still investigating Driver’s purchase of shares of Common Stock?  Did the Maryland Commissioner ever find that Driver violated Section 3-314?  Has Driver ever been prohibited from voting its shares of Common Stock?

No.  On May 22, 2020, Driver and the Maryland Commissioner entered into a Settlement Agreement and Consent Order pursuant to which the Maryland Commissioner agreed that, among other things, it had “fully and finally resolved” its investigation “without any conclusive findings or determination by the [Maryland] Commissioner that [Driver] violated [Section] 3-314.”

As a matter of fact, on June 24, 2020, Driver notified the Maryland Commissioner that it intended to purchase up to 15,000 additional shares of Common Stock and on July 1, 2020, the Maryland Commissioner notified Driver that it had approved such acquisition and determined that the proposed acquisition was “not anticompetitive and does not threaten the safety and soundness of First United.”  In addition, on March 22, 2021, Driver notified the Maryland Commissioner that it proposed to purchase up to 150,000 shares of Common Stock and on March 30, 2021, the Maryland Commissioner had approved and authorized that purchase as well.

Driver has never been prohibited from voting any of its shares of Common Stock.

Didn’t First United say that “Driver was found to be in violation of Maryland law, and as a result is prohibited from voting its shares” at the 2020 Annual Meeting?13

Yes.  Driver believes that statement is also a false and misleading statement of material fact and a violation of Section 14(a) and Rule 14a-9.  Driver has included that statement as part of the Driver 2020 14a-9 Claims.

Didn’t First United sue Driver seeking a declaratory judgement that the “Maryland Commissioner, Antonio P. Salazar, has determined that [Driver’s] stock acquisitions violated [Section] 3-314?”14

Yes.  First United sued Driver in Maryland state court seeking a declaratory judgement that Driver was prohibited from voting its shares of Common Stock and nominating candidates for election to director at the 2020 Annual Meeting based on First United’s allegations—allegations that Driver believes were knowingly false and incorrect—that the Maryland Commissioner had found Driver’s purchase of shares of Common Stock to be made in violation of Section 3-314.

Is that litigation still going on?

Yes.  First United subsequently amended its complaint and the action (referred to in this Proxy Statement as the “First United Declaratory Judgment Action”)has been removed to the Federal Court.  The Federal Court Judge has certified the question “Does [Section] 3-314 imply a private right of action?” to the Court of Appeals of Maryland.  Oral argument on that question has been scheduled for May 7, 2020.

What is First United seeking in the First United Declaratory Judgement Action?

While Driver understands First United to be specifically seeking the Federal Court to declare that Driver is prohibited from voting 360,737 of its shares for five years and that Driver is unable to nominate candidates for election director during that time, Driver believes that First United is more broadly seeking the ability to determine whether any shareholders has violated Section 3-314 and to prohibit any shareholder that it determines has violated Section 3-314 from voting shares acquired in violation of Section 3-314 for five years.  The cynic in Driver also believes that the First United Declaratory Judgement Action merely represents “another bite at the apple” in First United’s quest to prohibit Driver from voting certain of its shares, having been already unsuccessful in its attempts to convince the Maryland Commissioner to take such action.

If First United believes that it can determine (or ask a court to determine) whether a shareholder violated Section 3-314 regardless of whether the Maryland Commissioner determines to end an investigation of that shareholder without finding any violation of Section 3-314, why did it seek to have the Maryland Commissioner investigate Driver’s purchase of shares of Common Stock in the first place?

_________________

13 First United Form DEFA14A filed May 20, 2020

14 First United Form DEFA14A filed June 1, 2020

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Driver cannot answer that question, particularly since First United, through its attorney, advised the Maryland Commissioner that the Maryland Commissioner had the authority to investigate, determine and sanction violations of Section 3-314.15

Is there other litigation between Driver and First United?  If so, what is at stake for First United?

Yes.  In addition to the First United Declaratory Judgment Action, Driver has brought claims (the “Driver Claims Litigation”) against First United and certain current and former directors in the Federal Court alleging breach of fiduciary duty, abuses of process, malicious prosecution, unfair competition, unjust enrichment, defamation and tortious interference.  While the Federal Court has dismissed all Driver’s claims other than defamation and tortious interference, Driver has filed a motion requesting that the Federal Court reconsider dismissing Driver’s claims of breach of fiduciary duty and as well as grant leave to amend its complaint to include the 2020 14a-9 Claims.

In addition, Driver has filed another complaint (the “Driver 2021 14a-9 Litigation”) in the Federal Court against First United and the Board alleging that First United has made statements in violation of Section 14(a) and Rule 14a-9 in connection with the solicitation of proxies for the 2021 Annual Meeting.

To the extent that the First Driver Action or the Driver 2020 14a-9 Claims are decided adversely to First United, it could result in significant monetary damages as well as the results of the election of directors at the 2020 Annual Meeting being vacated.  If the results of the election of directors at the 2020 Annual Meeting are vacated, a new meeting to elect directors would likely be required.

What does all this back and forth about the Maryland Commissioner and Section 3-314 have to do with me and why should I care?

In the simplest terms, Driver believes that the Board considered Driver a threat to the status quo and was concerned that a proxy contest at the 2020 Annual Meeting might result in the election of independent directors who might upset that status quo.  Driver believes that First United sought a way to eliminate the threat posed by Driver and devised a plan intended to prevent a contested election for directors at the 2020 Annual Meeting.  A key element of that plan was convincing the Maryland Commissioner to prohibit Driver from voting its shares.16

However, Driver believes that, by seeking to prevent a contested election of directors at the 2020 Annual Meeting, the Board was not just infringing on Driver’s rights, but the right of every shareholder to have a choice in the election of directors.  Driver further believes that the Board’s willingness to interfere in shareholders’ right to elect directors is evidence of a fundamental disregard for shareholders’ rights.

Driver strongly believes that the right to vote is the most fundamental right that shareholders possess and that all shareholders should be extremely concerned by any actions by the Board and/or the Company that would interfere with or infringe upon any shareholder’s right to vote.

Despite being the owners of the Corporation, shareholders have no ability to directly manage the Corporation—whether on a day-to-day basis or as regards its strategic direction—and must rely on the Board and management team to protect and grow their investment.  Shareholders (as principals) delegate to the directors (their agents) broad authority to manage the corporation, ostensibly on shareholders behalf.17

__________________

15 November 1, 2019 Letter

16 See email dated December 13, 2020 from Andrew Bulgin to Teresa Louro, et. al (noting that the issue of a contested election at the 2020 Annual Meeting “completely dissolves if [Driver] is prevented from voting and, thus making nomination’) (included in Exhibit 1 to Form DFAN14A filed by Driver on February 12, 2021)

17 While the existence of fiduciary duties to shareholders may place limits on a board’s authority by requiring them to act at all times in the best interests of shareholders, First United and the Board have taken the position that the Board does not owe any duties to shareholders but only to the Corporation.  See Memorandum of Points and Authorities in Support of Defendants Motion to Dismiss, filed October 21, 2020, Driver Opportunity Partners I LP v. First United Corporation, Case No: 1:20-cv-2575-RDB (arguing that the Board does not owe any fiduciary duties to Driver since “under Maryland law, corporate directors owe their duties directly and explicitly to the corporation”)

xiv

In addition, since the Common Stock is merely a residual claim on the assets of the Corporation, sitting at the bottom of the capital structure and not entitled to any fixed payment of dividends, mismanagement can quickly and materially impair its value.  By way of example, Driver believes—as is detailed in Driver’s Proxy Statement for the 2020 Annual Meeting—the Board made (or ratified) a series of disastrous decisions that left the Company particularly vulnerable to the effects of the Financial Crisis.18  Driver believes the effect of those decisions can be seen from what happened to the Common Stock during the Financial Crisis:  the closing price of the Common Stock was $20.29 on September 10, 2008, plunged to $7.02 on March 9, 2009 and then didn’t trade above $10 again until November 13, 2015.  Driver believes that the risk to the value of the Common Stock posed by mismanagement is exacerbated since First United is a banking organization and, as a result, is both highly leveraged and subject to the threat of regulatory action (including resolution by the FDIC).19

The only ability that shareholders have to protect the value of their Common Stock is the right to vote for (and nominate candidates for election to) directors—to choose the agents they entrust with the authority to manage the business owned by the shareholders.20  First United and the Board took action—deliberately and repeatedly over months—with the express intention of depriving Driver, one of its largest shareholders, of its right to vote.

But isn’t Driver an activist investor?  Why do I care if the Board tried to take away Driver’s right to vote?

Driver is an activist investor and Driver tried to actively engage with the Board to increase value for all shareholders.  However, in addition to Driver, First United also reported other investors to the Maryland Commissioner because they—publicly or privately—supported Driver.  First United alleged to the Maryland Commissioner that Driver had entered into “arrangements” with these investors because (i) the other investors expressed their support for Driver’s calls for the Board to take action to increase shareholder value and (ii) because Driver and some of the other investors “follow” each other on Twitter.21

However, the biggest reason why Driver thinks you should care is this:  Driver believes that if the Board is willing to try to deprive any shareholder of its right to vote, the Board may be willing to take such actions against other shareholders.

I thought that Driver just wanted the Board to sell the Company—is that still the case?  Can I vote for Driver’s Nominee even if I don’t want the Company sold?

Driver invested in the Company because it wanted the value of its investment to increase and, during 2019, believed that an immediate sale would be the surest way to increase value for all shareholders.  Given the decline in the price of the Common Stock since early 2020, it is unclear to Driver whether an immediate sale would be the best opportunity to increase shareholder value.  However, Driver believes that the Board has an obligation to consider all potential acquisition offers, to regularly assess the value shareholders might obtain in a sale as compared to remaining independent and, most importantly, to put shareholders’ interests before the interests of directors.

________________________

18 Driver’s Definitive Proxy Statement dated April 20, 2020 available at https://www.sec.gov/Archives/edgar/data/763907/000092189520001159/defc14a12447002_04092020.htm

19 As of December 31, 2020, First United’s regulatory leverage ratio was 10.36%, meaning that tangible assets were close to ten (10) times tier 1 capital.  Source:  S&P Global Market Intelligence.  While Driver believes that First United’s regulatory leverage ratio is within the range of reasonableness compares to similar publicly traded bank holding companies, banking organizations in general are highly leveraged business.

20 Driver understands that shareholders can also sell their shares but considers that to be less of a right to protect their investment than a contingency plan in the event its value is diminished.

21Email from Andrew Bulgin to Jedd Bellman, Assistant Commissioner, Office of the Maryland Commissioner of Financial Regulation (included in Exhibit 1 to Form DFAN14A filed by Driver on February 16, 2021).

xv

In any event, if elected, Driver’s Nominee will be only one of eleven (11) directors, so his only way to effect change is by working with other Board members—Driver’s Nominee will be entirely unable to cause a sale of the Company in the event that a majority of Board members disagree with that plan.

What will Driver’s Nominee seek to accomplish if elected to the Board?

First and foremost, Driver’s Nominee will be an advocate for protecting shareholders’ rights and improving corporate governance.  For example, Driver’s Nominee will try to convince the other Board members that shareholders’ voting rights are sacrosanct and not to be interfered with.  In addition, Driver’s Nominee will advocate for improvements to corporate governance that the Board can implement without shareholder action, like naming an independent director as Chairman of the Board, adopting a “proxy access” bylaw and providing that shareholders may amend the Bylaws.

Driver’s Nominee will also seek to better align the interests of management and Board members with those of shareholders generally by advocating for greater insider ownership of stock and compensation structures that provide greater incentives for better performance while discouraging excessive risk taking.  In addition Driver’s Nominee will request a wholesale review of First United’s branch strategy in order to reduce expenses and focus on branch level profitability.  Driver’s Nominee will also request a wholesale review of First United’s wealth management and trust strategy to identify opportunities to increase profitable growth.

In addition, Driver’s Nominee will promote greater and more transparent investor outreach, help to refine First United’s value proposition for investors and work with the Board and management team to help First United secure coverage from institutional equity analysts.

Are some of Driver’s Proposals and the Company’s Proposals basically the same?  If they are basically the same, does it matter which one I vote for?

Yes, two of Driver’s Proposals, Proposal 3 (relating to amending the Company’s Charter to require a simple majority rather than a two-thirds a two thirds majority) and Proposal 6 (relating to amending the Company’s Bylaws to provide for proxy access), are substantially the same as two of the Company’s Proposals, Proposal 10 and Proposal 11.

Driver is a shareholder and has no ability to propose an amendment to the Company’s Charter or to amend the Company’s Bylaws.  The Company can propose an amendment to the Company’s Charter and submit that amendment to shareholders for approval (as demonstrated by Proposal 9, which is to approve an amendment to the Charter to declassify the Board).  In addition, the Board can, at any time and without and shareholder action, amend the Bylaws.  Driver believes that it is unnecessary and extremely disingenuous for the Board to recommend that shareholders approve non-binding, advisory proposals with respect to actions that it can take without shareholder approval.  Candidly, Driver believes that by making (and recommending shareholders approve) Proposals that are substantially similar to those previously made by Driver (and where the Company can take the action requested by the related resolution at any time without the need for any shareholder approval), the Company is demonstrating a commitment to form over substance with respect to improving its corporate governance practices.

xvi

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Company currently has a classified Board, which is divided into three (3) classes.  The directors in each class are elected for terms of three (3) years so that the term of office of one (1) class of directors expires at each annual meeting of shareholders.  We believe that the terms of four (4) Class II directors expire at the 2021 Annual Meeting.  We are seeking your support at the 2021 Annual Meeting to elect Driver’s Nominee, J. Abbott R. Cooper, who is independent of the Company, in opposition to one (1) of the Company’s director nominees for terms ending in 2024. We intend to solicit proxies to elect not only Driver’s Nominee, but also the candidates who have been nominated by the Company other than Carissa Rodeheaver.

Your vote to elect the Nominee will have the legal effect of replacing one (1) incumbent director — Carissa Rodeheaver  — with with Driver’s Nominee.

DRIVER’S NOMINEE

J. Abbott R. Cooper, age 53, has been the Managing Member of Driver Management since June 2019. Prior to founding Driver, Mr. Cooper was a Senior Portfolio Manager at Hilton Capital Management LLC from January 2014 until June 2019. Before joining Hilton Capital Management LLC, Mr. Cooper was a senior investment banker covering depository institutions at Jefferies and Bank of America Merrill Lynch. Earlier in his career, Mr. Cooper was an attorney specializing in mergers and acquisitions and capital markets. Mr. Cooper is a graduate of the University of Virginia and the University of Montana School of Law.

Driver believes that Mr. Cooper’s experience as a bank investor and investment banker advising depository institutions will provide the Board with valuable insight regarding the Company’s business and strategic plan.

On January 8, 2021, Driver Opportunity, a record owner of shares of Common Stock, delivered a timely notice pursuant to the Bylaws notifying the Company that Driver intends to nominate and will seek to elect Mr. Cooper at the 2021 Annual Meeting.

Mr. Cooper’s principal business address is 250 Park Avenue, 7th Floor, New York, NY 10177.

As of ●, 2021, Mr. Cooper personally owned no shares of Common Stock but may be deemed, by virtue of his position as Managing Member of Driver Management, the general partner of Driver Opportunity, to be the beneficial owner of 360,737 shares of Common Stock.  Mr. Cooper disclaims beneficial ownership of shares of Common Stock owned by Driver Opportunity except to the extent of his pecuniary interest therein.

Driver’s Nominee may be deemed to be a member of the Group for the purposes of Section 13(d)(3) of the Exchange Act.   Driver’s Nominee specifically disclaims beneficial ownership of shares of Common Stock that he does not directly own.  For information regarding purchases and sales of securities of the Company during the past two (2) years by Driver’s Nominee and the members of the Group, please see Schedule I.

1

On November 19, 2019, the members of the Group along with Michael J. Driscoll, Ed.D., Lisa Narrell Mead and Ethan C. Elzen (each an “Old Nominee” and together the “Old Nominees”; together with the Group, the “Old Group”) entered into a Joint Filing and Solicitation Agreement (the “Joint Filing and Solicitation Agreement”) pursuant to which, among other things, (i) the members of the Old Group agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company, (ii) the Old Group agreed to solicit proxies or written consents for the election of the Old Nominees to the Board at the 2020 Annual Meeting, (iii) each of the Old Nominees agreed to provide Driver advance written notice prior to effecting any purchase, sale, acquisition or disposal of any securities of the Company of which he or she has, or would have, direct or indirect beneficial ownership so that Driver has an opportunity to review the potential implications of any such transaction in the securities of the Company and pre-clear any such potential transaction in the securities of the Company by the Old Nominees, (iv) each of the Old Nominees agreed that he or she would not undertake or effect any purchase, sale, acquisition or disposal of any securities of the Company without the prior written consent of Driver, and (v) Driver agreed to pay directly all pre-approved expenses in connection with the solicitation for the election of the Old Nominees at the 2020 Annual Meeting.  The Joint Filing and Solicitation Agreement was terminated on June 11, 2020.

Other than as stated herein, there are no arrangements or understandings between the members of the Group or any other person or persons pursuant to which the nomination of Driver’s Nominee described herein is to be made, other than the consent by Driver’s Nominee to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the 2021 Annual Meeting.  Except as described below, Driver’s Nominee is not a party adverse to the Company or any of its subsidiaries nor has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceeding.

Driver’s Nominee is currently a defendant, along with Driver Management and Driver Opportunity, in litigation captioned First United Corporation v. Driver Opportunity Partners I LP, Case No. 1:20-cv-2592-RDB (referred to in this Proxy Statement as the First United Declaratory Judgement Action) pending in United States District Court for the District of Maryland.  In the Declaratory Judgement Action, the Company is seeking a declaratory judgment that Driver Opportunity is prohibited from voting 360,637 of its shares for five years and cannot nominate candidates for election to director during that time.

In addition, Driver Opportunity is currently a plaintiff in litigation captioned Driver Opportunity Partners I LP v. First United Corporation, Case No. 1:20-cv-2575-RDB (referred to in this Proxy Statement as the Driver Claims Litigation) pending in United States District Court for the District of Maryland.  In the Driver Claims Litigation, Driver Opportunity has alleged that the Company and the Board have defamed Driver and tortiously interfered with Driver’s prospective business relations.  Driver has also requested that the Federal Court reconsider its previous decision to dismiss Driver’s claims that certain of the Company’s directors violated fiduciary duties owed to Driver and is seeking leave to amend its complaint to include claims that the Company and certain of its directors violated Section 14(a) and Rule 14(a)-9 in connection with their solicitation of proxies with respect to the 2020 Annual Meeting.

Driver Opportunity is also currently a plaintiff in litigation captioned Driver Opportunity Partners I LP v. First United Corporation, Case No. 1:21-cv-788-RDB (referred to in this Proxy Statement as the Driver 2021 14a-9 Claims Litigation) pending in the United States District Court for the District of Maryland.  In the 2021 14a-9 Claims Litigation, Driver Opportunity has alleged that the Company and the Board have violated Section 14(a) and Rule 14(a)-9 in connection with the solicitation of proxies with respect to the 2021 Annual Meeting

The Nominee presently is, and if elected as a director of the Company, would, in our view, qualify as, an “independent director” within the meaning of (i) NASDAQ listing standards applicable to board composition, including Rule 5605(a)(2), and (ii) Section 301 of the Sarbanes-Oxley Act of 2002.  Notwithstanding the foregoing, no director of a NASDAQ listed company qualifies as “independent” under the NASDAQ listing standards unless the board of directors affirmatively determines that such director is independent under such standards. Accordingly, if the Nominee is elected, the determination of the Nominee’s independence under the NASDAQ listing standards ultimately rests with the judgment and discretion of the Board.  The Nominee is not a member of the Company’s compensation, nominating or audit committee nor, we believe, would be considered not independent under any such committee’s publicly disclosed applicable independence standards.

2

NASDAQ listing rule 5605(a)(2) defines “independent director” as a person who does not have “a relationship which, in the opinion of the Company’s board of directors, would interfere in with the exercise of independent judgement in carrying out the responsibilities of a director.”26  NASDAQ Rule 5605(a)(2)(A)-(G) lists seven types of persons who, under NASDAQ listing standard, “shall not be considered independent.” (such types, “Non-Independent Categories”)27  Mr. Cooper does not fall into any of the Non-Independent Categories.  While Mr. Cooper and Driver are currently engaged in litigation with the Board and the Company, Mr. Cooper does not believe that the pendency or potential outcomes of such litigation would “interfere with the exercise of independent judgement in carrying out the responsibilities of a director.”  The possibility exists that, if elected, the Board may determine that Mr. Cooper is not independent despite his not falling into one of the Non-Independent Categories.  While such a determination might hurt Mr. Cooper’s feelings, he will probably get over it and, in any event, he does not believe that many of the current directors have exercised much independent judgment in carrying out their responsibility as directors.28

_________________

26 See https://listingcenter.nasdaq.com/rulebook/nasdaq/rules/nasdaq-5600-series.

27 The full text of NASDAQ listing rule 5605(a)(2) is:

(2) "Independent Director" means a person other than an Executive Officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. For purposes of this rule, "Family Member" means a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's home. The following persons shall not be considered independent:

(A) a director who is, or at any time during the past three years was, employed by the Company;

(B) a director who accepted or who has a Family Member who accepted any compensation from the Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

(i) compensation for board or board committee service;

(ii) compensation paid to a Family Member who is an employee (other than an Executive Officer) of the Company; or

(iii) benefits under a tax-qualified retirement plan, or non-discretionary compensation.

Provided, however, that in addition to the requirements contained in this paragraph (B), audit committee members are also subject to additional, more stringent requirements under Rule 5605(c)(2).

(C) a director who is a Family Member of an individual who is, or at any time during the past three years was, employed by the Company as an Executive Officer;

(D) a director who is, or has a Family Member who is, a partner in, or a controlling Shareholder or an Executive Officer of, any organization to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more, other than the following:

(i) payments arising solely from investments in the Company's securities; or

(ii) payments under non-discretionary charitable contribution matching programs.

(E) a director of the Company who is, or has a Family Member who is, employed as an Executive Officer of another entity where at any time during the past three years any of the Executive Officers of the Company serve on the compensation committee of such other entity; or

(F) a director who is, or has a Family Member who is, a current partner of the Company's outside auditor, or was a partner or employee of the Company's outside auditor who worked on the Company's audit at any time during any of the past three years.

(G) in the case of an investment company, in lieu of paragraphs (A)-(F), a director who is an "interested person" of the Company as defined in Section 2(a)(19) of the Investment Company Act of 1940, other than in his or her capacity as a member of the board of directors or any board committee.

28 For the factual basis for Mr. Cooper’s belief, see pages 16-33 of Driver’s Definitive Proxy Statement dated April 20, 2020 available at https://www.sec.gov/Archives/edgar/data/763907/000092189520001159/defc14a12447002_04092020.htm

3

We do not expect that Driver’s Nominee will be unable to stand for election, but, in the event Driver’s Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed WHITE proxy card will be voted for a substitute nominee, to the extent this is not prohibited under the Bylaws and applicable law.  In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying Driver’s Nominee, to the extent this is not prohibited under the Bylaws and applicable law.  In any such case, we would identify and properly nominate such substitute nominee in accordance with the Bylaws and shares of Common Stock represented by the enclosed WHITE proxy card will be voted for such substitute nominee.  We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the 2021 Annual Meeting.

If elected, Mr. Cooper would only be one out of eleven (11) members of the Board. Therefore, we are “rounding out” our slate to give shareholders who vote on the enclosed WHITE proxy card the opportunity to vote for all available directorships, including the candidates who have been nominated by the Company (other than the Excluded Company Nominee). Shareholders will therefore be able to vote for the total number of directors up for election at the 2021 Annual Meeting.

4

WE URGE YOU TO VOTE “FOR” THE ELECTION OF DRIVER’S NOMINEE AND FOR THE

COMPANY’S CANDIDATES FOR ELECTION (OTHER THAN THE EXCLUDED COMPANY

NOMINEE) TO DIRECTOR ON THE ENCLOSED WHITE PROXY CARD.

PROPOSAL NO. 2

INDEPENDENT CHAIR PROPOSAL

On January 8, 2021, Driver Opportunity, a record owner of shares of Common Stock, notified the Company that Driver intends to seek and will seek to the adoption of a shareholder resolution requesting the Board take all steps necessary or desirable under applicable law to require that the Chairman be an independent director.

The following is the text of the proposed resolution:

RESOLVED, that the shareholders of the Company request that the Board take all steps necessary or desirable under applicable law to require that the Chairman be an independent director.

Driver believes that the CEO of the Corporation should report, and be accountable, to the Board but when the CEO is also the Chairman, unnecessary conflicts arise that may impede the Board’s ability to fulfill its duties (which may include replacing the CEO), inhibit the Board from taking actions in the best interests of shareholders and contribute to CEO entrenchment, which may lead to less rigorous scrutiny of CEO performance and may limit or chill evaluation of alternatives to increase shareholder value (such as a sale) if those alternatives might negatively affect interests of the CEO that are not shared with shareholders generally

In addition, Driver believes the mere fact that First United has designated one independent director as “Independent Lead Director” does little to remedy the inherent conflict of interests presented by having the CEO serve as Chairman.  Not only do the Bylaws provide that “The Chairman of the Board shall be the chief executive office of the Corporation and shall have general control of all its business affairs and properties,” but the Bylaws specifically mandate that the Chairman “shall preside at all meetings of  . . . the Board of Directors”29  While First United may claim to have “formalized the role of the Independent Lead Director,” such “formalizing” does not appear to have included amending the Bylaws, which Driver believes unequivocally establishes the Chairman of the Board as somewhat more than merely first among equals.

Furthermore absent any specific examples that the Independent Lead Director has actually performed any of the tasks identified by First United as part of his “formalized role,” such as “convening meetings of independent directors” or “making himself . . . reasonably available for consultation and direct communication with major shareholders,” Driver is inclined to view the designation of one independent director as “Independent Lead Director” as meaningless exercise in form over substance.30

Driver does not have any material interest in the Independent Chair Proposal other than the interest common to all shareholders of eliminating the inherent conflicts created by combining the roles of CEO and Chairman.

If the Board makes a determination to require that the Chairman be an independent director, such a determination may result in an amendment to the Bylaws.

The approval of Proposal 2 requires the affirmative vote of a majority of the votes cast at the 2021 Annual Meeting. Abstentions and broker non-votes will not be counted as votes cast, and, therefore, will have no effect on the outcome of the Proposal.

_________________

29 Article III, Section 2 available at https://www.sec.gov/Archives/edgar/data/763907/000114420408014719/v106556_ex3-2i.htm

30 See Exhibit 99.1 to Form 8-K filed by First United on March 27, 2020.

5

WE URGE YOU TO VOTE “FOR” PROPOSAL 2 ON THE ENCLOSED WHITE PROXY CARD.

PROPOSAL NO. 3

MAJORITY VOTE PROPOSAL

On January 8, 2021, Driver Opportunity, a record owner of shares of Common Stock, notified the Company that Driver intends to seek and will seek to the adoption of a shareholder resolution requesting the Board take all steps necessary or desirable under applicable law to provide that any actions currently requiring the affirmative vote of two-thirds (or any proportion greater than a simple majority) of all the votes entitled to be cast for shareholder approval (including, without limitation mergers and amendments to the Company’s certificate of incorporation) shall only require the affirmative vote of a simple majority of all the votes entitled to be cast for shareholder approval.

The following is the text of the proposed resolution:

RESOLVED, that the shareholders of the Company request the Board to take all steps necessary or desirable under applicable law to provide that any actions currently requiring the affirmative vote of two-thirds (or any proportion greater than a simple majority) of the votes entitled to be cast (including, without limitation mergers and amendments to the Company’s certificate of incorporation) shall only require the affirmative vote of a simple majority of all the votes entitled to be cast for shareholder approval.

Driver believes that a simple majority is appropriate for shareholder approval, that supermajority voting requirements for shareholder approval enable a small group of shareholders to thwart the will of the majority of shareholders and that, in many circumstances due to shareholder apathy and the mechanics of “broker no votes,” obtaining the affirmative vote of two-thirds of the votes entitled to be cast is a practical impossibility.

Driver does not have any material interest in the Majority Vote Proposal other than the interest common to all shareholders of ensuring that all shareholders have a meaningful voice in approving any matter for which shareholder approval is sought.

In the event that the Board determines to implement the request made in the Majority Vote Proposal, the Board would have to seek to amend the Company’s Charter by adopting and declaring advisable a resolution providing for such amendment and then submitting that resolution for approval by shareholders.

The approval of Proposal 3 requires the affirmative vote of a majority of the votes cast at the 2021 Annual Meeting. Abstentions and broker non-votes will not be counted as votes cast, and, therefore, will have no effect on the outcome of the Proposal.

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WE URGE YOU TO VOTE “FOR” PROPOSAL 3 ON THE ENCLOSED WHITE PROXY CARD.

PROPOSAL NO. 4

BENEFICIAL OWNERSHIP PROPOSAL

On January 8, 2021, Driver Opportunity, a record owner of shares of Common Stock, notified the Company that Driver intends to seek and will seek to the adoption of a shareholder resolution requesting the Board take all steps necessary or desirable under applicable law (including adopting a resolution pursuant to Maryland Code, Corporations and Associations § 2-514) to provide beneficial owners of shares with all the rights (to the maximum extent available under applicable law) accorded shareholders of record pursuant to the Company’s certificate of incorporation and bylaws as well as applicable law.

The following is the text of the proposed resolution:

RESOLVED, that the shareholders of the Company request that the Board take all steps necessary or desirable under applicable law (including adopting a resolution pursuant to Maryland Code, Corporations and Associations § 2-514) to provide beneficial owners of shares with all the rights accorded shareholders of record.

Driver believes that limiting any shareholder rights to only holders of record and not extending those rights to beneficial owners of shares (i) serves no valid purpose, (ii) is contrary to (A) the federal policy of share immobilization through the depository system, (B) the practical reality of how most shareholders own shares, and (C) common sense, and (iii) operates to deprive most of the Company’s shareholders of the ability to exercise their fundamental rights as shareholders.

Driver does not have any material interest in the Beneficial Ownership Proposal other than the interest common to all shareholders of ensuring their ability to exercise their fundamental rights as shareholders

Driver Opportunity is the record owner of 360,737 Shares and owns no other Shares. Driver Management and Mr. Cooper may be deemed to be beneficial owners of 360,737 Shares solely by virtue of their relationship with Driver Opportunity (Driver Management is the general partner of Driver Opportunity and Mr. Cooper is the managing member of Driver Management).

The approval of Proposal 4 requires the affirmative vote of a majority of the votes cast at the 2021 Annual Meeting. Abstentions and broker non-votes will not be counted as votes cast, and, therefore, will have no effect on the outcome of the proposal.

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WE URGE YOU TO VOTE “FOR” PROPOSAL 4 ON THE ENCLOSED WHITE PROXY CARD.

PROPOSAL NO. 5

NO DISENFRANCHISEMENT PROPOSAL

On January 8, 2021, Driver Opportunity, a record owner of shares of Common Stock, notified the Company that Driver intends to seek and will seek to the adoption of a shareholder resolution requesting the Board adopt a resolution whereby the Board commits to avoid taking any actions (including lobbying the Maryland Commissioner of Financial Regulation to investigate potential violations of Section 3-314) or seeking to enforce, through legal action or otherwise, any of the provisions of Section 3-314) not otherwise explicitly required by law that are reasonably likely to lead to the disenfranchisement of any shareholder.

The following is the text of the proposed resolution:

RESOLVED, that the shareholders of the Company request that the Board adopt a resolution whereby the Board commits to avoid taking any actions not otherwise explicitly required by law (including lobbying the Maryland Commissioner of Financial Regulation to investigate potential violations of Section 3-314) or seeking to enforce, through legal action or otherwise, any of the provisions of Section 3-314) not otherwise explicitly required by law that are reasonably likely to lead to the disenfranchisement of any shareholder.

Driver believes that the shareholder franchise is the ideological underpinning upon which the legitimacy of directorial power rests and that any attempt by the Board to prevent a shareholder from exercising its right to vote its shares (particularly with respect to the election of directors) represents an inappropriate attempt by an agent to claim the power and authority of a principal. The Company has previously lobbied the Maryland Commissioner on Financial Regulation to investigate Driver for violations of Section 3-314 for the express purpose of disenfranchising Driver.31

Section 3-314 requires persons to apply to the Maryland Commissioner of Financial Regulation prior to acquiring voting stock of commercial banks or bank holding companies if the acquisition would “affect the power to direct or cause the direction of management or policy” of the commercial bank or bank holding company and empowers the Maryland Commissioner to approve or deny any applications for a stock acquisition that the Maryland Commissioner determines to be anti-competitive or threaten the safety and soundness of a banking institution.  Section 3-314 further provides that shares acquired in violation of that section (including as a result of failing to apply to the Maryland Commissioner for approval) may not be voted for five years.  Driver does not believe that the Company has any legitimate interest in lobbying the Maryland Commissioner of Financial Regulation to investigate any purchaser of shares of Common Stock nor does the Company have any affirmative obligation to report potential violations of Section 3-314 to the Maryland Commissioner of Financial Regulation.

Driver does not have any material interest in the No Disenfranchisement Proposal other than the interest common to all shareholders of preventing the Board from abrogating shareholders fundamental right to elect directors; however, as discussed elsewhere in this Proxy Statement, Driver is a defendant is currently a defendant in litigation, referred to as the First United Declaratory Judgment Action, brought by the Company seeking a declaratory judgement to prohibit Driver from voting 360,737 shares of Common Stock based upon an alleged violation of Section 3-314.

For context, on May 22, 2020, Driver entered into a settlement agreement with the Maryland Commissioner of Financial Regulation, pursuant to which, among other things, the Maryland Commissioner of Financial Regulation agreed that it had “fully and finally” resolved its investigation regarding whether Driver violated Section 3-314 with respect to the purchase of 360,737 shares of Common Stock “without any conclusive findings or determination” that Driver violated Section 3-314.32  Driver believes that the Maryland Commissioner has exclusive authority to enforce Section 3-314 and the Company has no right to enforce, nor any legitimate interest in enforcing, a statute intended to allow Maryland’s primary banking regulator to ensure competition and protect the safety and soundness of Maryland charted banks.

The approval of Proposal 5 requires the affirmative vote of a majority of the votes cast at the 2021 Annual Meeting. Abstentions and broker non-votes will not be counted as votes cast, and, therefore, will have no effect on the outcome of the Proposal.

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31 Factual support for this statement may be found in documents (the “Selected Documents”) filed as Exhibit 1 to Driver’s Soliciting Materials filed on February 12, 2021 and available at https://www.sec.gov/Archives/edgar/data/763907/000147793221000826/func_ex1.htm.  The Selected Documents were produced by the Maryland Commissioner and delivered to Driver in response to a request made by Driver pursuant to the Maryland Public Information Act.

32  Settlement Agreement and Consent Order, dated May 22, 2020, by and between, Driver Opportunity Partners I LP, Driver Management Company LLC, J. Abbott R. Cooper and the Maryland Commissioner of Financial Regulation available at https://www.dllr.state.md.us/finance/consumers/pdf/driveropportunitypartners.pdf

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WE URGE YOU TO VOTE “FOR” PROPOSAL  6  ON THE ENCLOSED WHITE PROXY CARD.

PROPOSAL NO. 6

PROXY ACCESS PROPOSAL

On January 8, 2021, Driver Opportunity, a record owner of shares of Common Stock, notified the Company that Driver intends to seek and will seek to the adoption of a shareholder resolution requesting the Board adopt a “proxy access” bylaw that will require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected certain information regarding any person or persons nominated for election to the Board by a shareholder and will allow shareholders to vote on such nominee or nominees on the Company’s proxy card.

The following is the text of the proposed resolution:

RESOLVED, that the shareholders of the Company request that the Board take all steps necessary to adopt a “proxy access” bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the “Nominator”) that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company’s proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company’s bylaws, should provide that a Nominator must: (a) have beneficially owned 3% or more of the Company’s outstanding Common Stock continuously for at least three years before submitting the nomination; (b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee or nominees, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the “Disclosure”); and c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator’s communications with shareholders, including the Disclosure and Statement (as defined below); and (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company’s proxy materials. The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of each nominee (the “Statement”).

Driver believes that a proxy access bylaw would increase the Board’s accountability to shareholders by enhancing shareholders’ ability to nominate and elect directors of their choosing, rather than merely ratifying the Board’s hand-picked nominees.

Driver does not have any material interest in the Proxy Access Proposal other than the interest common to all shareholders of ensuring that shareholders have a meaningful role in selecting the directors who have been entrusted with managing the Company on shareholders’ behalf.

The approval of Proposal 6 requires the affirmative vote of a majority of the votes cast at the 2021 Annual Meeting. Abstentions and broker non-votes will not be counted as votes cast, and, therefore, will have no effect on the outcome of the Proposal.

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WE URGE YOU TO VOTE “FOR” PROPOSAL 6 ON THE ENCLOSED WHITE PROXY CARD.

PROPOSAL NO. 7

SHAREHOLDER BYLAW AMENDMENT PROPOSAL

On January 8, 2021, Driver Opportunity, a record owner of shares of Common Stock, notified the Company that Driver intends to seek and will seek to the adoption of a shareholder resolution requesting the Board amend the Bylaws to provide that shareholders may alter, amend or repeal the Bylaws by the affirmative vote of a simple majority of all the votes entitled to be cast by the holders of the issued and outstanding shares of Common Stock.

The following is the text of the proposed resolution:

RESOLVED, that the shareholders of the Company request that the Board amend the Bylaws to provide that the Bylaws may be altered, amended, or repealed or new bylaws adopted by the affirmative vote of a simple majority of all votes entitled to be cast by the holders of the issued and outstanding shares of Common Stock.

Driver believes that the Bylaws represent a contract between shareholders and the Company and shareholders’ ability to alter, amend or repeal bylaws or adopt new bylaws is an important and necessary limitation on the Board’s ability to restrict or alter shareholders’ rights.

Driver does not have any material interest in the Shareholder Bylaw Amendment Proposal other than the interest common to all shareholders of protecting shareholders’ rights against Board overreach and infringement.

In the event that the Board determines to provide that the Bylaws may be altered, amended or repealed by shareholders, such a determination may result in an amendment to the Bylaws.

The approval of Proposal 7 requires the affirmative vote of a majority of the votes cast at the 2021 Annual Meeting. Abstentions and broker non-votes will not be counted as votes cast, and, therefore, will have no effect on the outcome of the Proposal.

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WE URGE YOU TO VOTE “FOR” PROPOSAL 7 ON THE ENCLOSED WHITE PROXY CARD.

PROPOSAL NO. 8

NASDAQ VOTING RIGHTS RULE SPECIAL COMMITTEE PROPOSAL

On January 8, 2021, Driver Opportunity, a record owner of shares of Common Stock, notified the Company that Driver intends to seek and will seek the adoption of a shareholder resolution requesting the Board form a special committee (empowered to engage its own legal counsel) to determine whether the Company violates NASDAQ Listing Rule 5640 by voluntarily asserting or attempting to exercise a private right of action under Section 3-314 or seeking a declaratory judgement “to clarify rights or legal relations affected by the operation of Section 3-314 absent a binding prior determination by the Maryland Commissioner of Financial Regulation or a court of competent jurisdiction that a violation has occurred.

The following is the text of the proposed resolution:

RESOLVED, that the shareholders of the Company request that the Board form a special committee (empowered to engage its own legal counsel) to determine whether the Company violates NASDAQ Listing Rule 5640 by voluntarily asserting or attempting to exercise  a private right of action under Section 3-314 or seeking a declaratory judgement “to clarify rights or legal relations affected by the operation of Section 3-314 absent a binding prior determination by the Maryland Commissioner of Financial Regulation or a court of competent jurisdiction that a violation has occurred.

NASDAQ Listing Rule 5640 provides that the voting rights of existing shareholders cannot by disparately reduced or restricted by any corporation action to issuance.  Despite the fact that the Maryland Commissioner closed its investigation into whether Driver’s purchase of shares of Common Stock violated Section 3-314 “without any conclusive findings or determination by the [Maryland] Commissioner that a violation of [Section] 3-314 has occurred,” First United is continuing on what Driver believes is a quixotic quest to utilize Section 3-314 to prohibit Driver—and potentially any other shareholders who disagree with the Board—from voting their shares of Common Stock.33  Driver is concerned that the Company’s assertion of a private right of action under Section 3-314 (and any attempt to assert such a private right of action) or seeking a declaratory judgement “to clarify rights or legal relations affected by the operation of Section 3-314” has or would be a violation of NASDAQ Listing Rule 5640.  If the Company were to be found in violation of NASDAQ Listing Rule 5640, NASDAQ could delist the Common Stock, which Driver believes would have an extremely adverse effect on the liquidity of the market for trading in shares of the Common Stock.

Based upon the sheer volume of legal briefs, motions and other documents produced by the two (2) law firms engaged by First United in the First United Declaratory Judgement Action, Driver believes that First United has spent and will continue to spend significant resources in its quest to utilize Section 3-314 to prohibit Driver—and potentially other shareholders—from voting their shares of Common Stock.  Driver believes that, prior to incurring any additional expense in furtherance of its attempt to assert real or imagined rights under Section 3-314, First United should first determine whether asserting such rights would violate NASDAQ Listing Rule 5640, particularly in the absence (in Driver’s opinion) of any evidence (such as the receipt of an opinion from outside counsel) that the matter has been appropriately analyzed by the Board.

Driver does not have any material interest in the NASDAQ Voting Rights Rule Special Committee Proposal other than the interest common to all shareholders of ensuring that a liquid market exists for the Common Stock and that the Company does not needlessly waste corporate resources; however, Driver is a defendant is currently a defendant in litigation brought by the Company seeking a declaratory judgement to prohibit Driver from voting 360,737 shares of Common Stock based upon an alleged violation of Section 3-314.  Driver does not believe that the Company has a right to enforce Section 3-314.  In addition, on Mary 22, 2020, Driver entered into a settlement agreement with the Maryland Commissioner of Financial Regulation, pursuant to which, among other things, the Maryland Commissioner of Financial Regulation agreed that it had “fully and finally” resolved its investigation regarding whether Driver violated Section 3-314 with respect to the purchase of 360,737 shares of Common Stock “without any conclusive findings or determination” that Driver violated Section 3-314.

The approval of Proposal 8 requires the affirmative vote of a majority of the votes cast at the 2021 Annual Meeting. Abstentions and broker non-votes will not be counted as votes cast, and, therefore, will have no effect on the outcome of the Proposal.

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33 See, Settlement Agreement and Consent Order, dated May 22, 2020, by and between, Driver Opportunity Partners I LP, Driver Management Company LLC, J. Abbott R. Cooper and the Maryland Commissioner of Financial Regulation available at https://www.dllr.state.md.us/finance/consumers/pdf/driveropportunitypartners.pdf

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WE URGE YOU TO VOTE “FOR” 8 PROPOSAL ON THE ENCLOSED WHITE PROXY CARD.

PROPOSAL NO. 9

COMPANY PROPOSAL

DECLASSIFICATION OF THE BOARD OF DIRECTORS

The Company has announced that it intends to submit the following proposal for a shareholder vote at the 2021 Annual Meeting:

Summary of the Proposal

Article FIFTH of the Articles of Amendment and Restatement filed by the Corporation with State Department of Assessments and Taxation of Maryland on May 5, 1998, which forms a part of the Corporation’s Charter, currently requires that the Board be divided into three staggered classes, with the directors in each class serving three-year terms and only one class facing election each year.  Thus, each year, shareholders elect only one class of directors, constituting approximately one-third of the entire Board.

If and when fully implemented, Board declassification would permit shareholders to vote annually for all directors.  If this Proposal is adopted by shareholders and thereafter implemented, then declassification of the Board would be phased-in over a period of three years and three annual meetings of shareholders, beginning with the 2022 Annual Meeting of Shareholders and concluding at the 2024 Annual Meeting of Shareholders. Directors elected at or after the 2022 Annual Meeting of Shareholders would be elected to one-year terms expiring at the next annual meeting of shareholders following their election.  However, any director elected or appointed to the Board before the 2022 Annual Meeting of Shareholders, including those elected at the 2021 Annual Meeting, would complete the remainder of his or her respective three-year term. Similarly, any director elected or appointed to fill a vacancy opened by the departure of a director serving a classified term would, if elected by shareholders at the next annual meeting following the new director’s original election or appointment, serve the remainder of such departed director’s term.  Declassification of the Board would be complete as of the conclusion of the 2024 Annual Meeting of Shareholders, and, as of that year and going forward, all directors would serve one-year terms.

The text of the proposed amendment to the Charter contemplated by this Proposal is attached to First United’s Proxy Statement as Appendix B.

The above summary is based on the information proved by the Company in its definitive proxy statement filed with the Securities and Exchange Commission on ●, 2021

Vote Required

The Company has stated that the approval of Proposal 9 requires the affirmative vote of holders of at least two-thirds (66 2/3%) of the outstanding shares of the Common Stock entitled to vote on the Proposal (each share conferring one vote).  Because the vote required to approve this Proposal is based on the total number of shares outstanding rather than the votes cast at the 2021 Annual Meeting, abstentions and broker non-votes (if any) will have the effect of a vote against the Proposal.  Accordingly, it is very important that shareholders vote their shares on this Proposal.

Driver recommends that shareholders vote “FOR” the declassification of the Board as set forth in Proposal 9.

Driver agrees with the rationale advanced by the Board for its declassification, particularly that annual election promotes director accountability.  However, since the Board made a similar recommendation with respect to a similar proposal submitted for shareholder approval at First United’s 2010 annual meeting of shareholders, a proposal that was narrowly defeated, Driver questions the sincerity of the Board’s recommendation, particularly since it has waited for more than ten (10) years to again submit a board declassification proposal for shareholder approval.  In addition, given that shareholder approval requires the affirmative vote two-thirds of the issued and outstanding shares of Common Stock—a significant hurdle made higher by the negative impact of abstentions and broker non-votes—Driver, as a shareholder, would appreciate a better understanding of how vigorously the Board intends to solicit proxies with respect to this Proposal.

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PROPOSAL NO. 10

COMPANY PROPOSAL

NON-BINDING ADVISORY VOTE ON A MAJORITY VOTE STANDARD

The Company has announced that it intends to submit the following proposal for a shareholder vote at the 2021 Annual Meeting:

Summary of the Proposal

The Maryland General Corporate Law (the “MGCL”) provides that certain actions of a Maryland corporation must, assuming that they have been declared advisable by the board of directors, be approved by the affirmative vote of shareholders holding at least two-thirds of all shares entitled to be cast on the matter (each, an “Extraordinary Action”). These Extraordinary Actions include certain mergers and consolidations, a share exchange, a sale of all or substantially all of the corporation’s assets, a conversion into another form of entity, certain charter amendments, the dissolution of the corporation, and the reinstatement of the corporation’s charter following its forfeiture. The MGCL provides further, however, that a Maryland corporation’s charter may provide for the approval of Extraordinary Actions by a lesser percentage, but not less than a majority of all the votes entitled to be cast on the matter (a “Majority Vote Provision”). Notwithstanding the foregoing, a Majority Vote Provision cannot alter the voting standards applicable to a non-exempt “business combination” with an “interested stockholder” of the corporation, as such terms are defined in the Maryland Business Combination Act.

The Corporation’s Charter does not include a Majority Vote Provision. As such, Extraordinary Actions involving the Corporation currently must be approved by the affirmative vote of at least two-thirds of all votes entitled to be cast on the matter. This aspect of the Charter has existed since the Corporation’s incorporation in 1984. At that time, the Board believed that requiring a supermajority vote for Extraordinary Actions was an important element of the Corporation’s governance structure, serving to facilitate corporate governance stability by requiring broad shareholder consensus to make certain fundamental changes to our governance, and was in the best interests of the Corporation and shareholders. Since that time, corporate governance standards have evolved, as have the views of the Corporation’s shareholders. Although such protection could be, in certain instances, beneficial to shareholders, many investors now view a supermajority vote requirement as limiting the Board’s accountability to shareholders by impeding shareholders’ ability to approve ballot items that might be in their interests and by limiting the ability of shareholders to effectively participate in corporate governance.

The above summary is based on the information proved by the Company in its definitive proxy statement filed with the Securities and Exchange Commission on ●, 2021

Vote Required

The Company has stated that the approval of Proposal 10 requires the affirmative vote of a majority of the votes cast at the 2021 Annual Meeting.  Abstentions and broker non-votes will not be counted as votes cast, and, therefore, will have no effect on the outcome of the Proposal.

Driver recommends that shareholders vote “AGAINST” Proposal 10.

Proposal 10 is substantially similar to Driver’s Proposal 3.  As noted elsewhere in this Proxy Statement, to the extent that the Board actually believed that a Majority Vote Provision was in the best interests of the Corporation and shareholders it could, as it has done with Proposal 9, simply adopt a resolution approving and declaring the advisability of amending the Charter to include a Majority Vote Provision and submit that amendment to shareholders for their approval.

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At the risk of pointing out the obvious, to the extent that the Board was serious about amending the Company’s certificate of incorporation to eliminate (to the extent possible under law) any supermajority approval requirements, it could submit such an amendment to shareholders for their approval, as the Company has done with respect to the declassification amendment.

Driver believes that unless the Company can provide (i) the rationale or justification for recommending that shareholders vote in favor of a non-binding advisory vote on a resolution requesting the Board take action to implement a Majority Vote Standard while at the same time denying shareholders the ability to vote on (by failing to submit to for shareholder approval) a charter amendment that would actually implement a Majority Vote Standard and (ii) an explanation of why First United is seeking shareholder approval for a charter amendment to declassify the Board, but only seeking a non-binding advisory vote on a resolution requesting the Board to take action (including seeking shareholder approval) to amend the charter to include a Majority Vote Standard, Proposal 10 is nothing more than hypocritical gamesmanship and an example of the Board’s preference for form over substance with respect to improvements in First United’s corporate governance.  Driver encourages shareholders to send a strong message to the Board that empty gestures are unacceptable by voting “AGAINST” Proposal 10.

PROPOSAL NO. 11

COMPANY PROPOSAL

NON-BINDING ADVISORY VOTE ON PROXY ACCESS

The Company has announced that it intends to submit the following proposal for a shareholder vote at the 2021 Annual Meeting:

Summary of the Proposal

Currently, Article II, Section 4 of the Bylaws describes the process by which the Corporation’s shareholders may nominate candidates for election to the Board be voted on at an Annual Meeting of Shareholders.  The Proxy Access Bylaw Amendment would provide an additional means for the Corporation’s shareholders to nominate director candidates for election to our Board.  Eligible shareholders who comply with the requirements set forth in the Proxy Access Bylaw Amendment would be able to include their own director candidates for election in the Corporation’s proxy materials, together with candidates nominated by the Board.

The Proxy Access Bylaw Amendment would permit a shareholder or group of shareholders (such shareholder or shareholder group, an “Eligible Shareholder”) that has maintained continuous qualifying ownership of at least 3% of outstanding Common Stock for at least the previous three years to nominate and include in the Corporation’s proxy materials candidates constituting up to the greater of three individuals or 25% of the Board, provided that the Eligible Shareholder and the nominees satisfy certain requirements that will be further described in the Bylaws, including providing the Corporation with advance notice of the nomination.

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The Board will ask shareholders at the 2021 Annual Meeting to adopt the following resolution:

RESOLVED, that the shareholders of the Corporation adopt a non-binding advisory resolution that the Board take the actions necessary to adopt a proxy access bylaw.  Such a bylaw shall require the Corporation to include in proxy materials prepared for an annual meeting of shareholders at which directors are to be elected the name and required disclosures of any person nominated for election to the board by a shareholder or shareholder or group of shareholders (such shareholder or shareholder group, an “Eligible Shareholder”) that has maintained continuous qualifying ownership of at least 3% of outstanding Common Stock for at least the previous three years to nominate and include in the Corporation’s proxy materials candidates constituting up to the greater of three individuals or 25% of the Board.  The Eligible Shareholder must provide the Corporation, within the time period identified in the Bylaws, with written notice of the information required by the Bylaws and applicable SEC rules and regulations about the nominee or nominees and the Eligible Shareholder.  The Corporation shall allow shareholders to vote on such nominee on the Corporation’s proxy card.

The above summary is based on the information proved by the Company in its definitive proxy statement filed with the Securities and Exchange Commission on ●, 2021

Vote Required

The Company has stated that the approval of Proposal 11 requires the affirmative vote of a majority of the votes cast at the 2021 Annual Meeting.  Abstentions and broker non-votes will not be counted as votes cast, and, therefore, will have no effect on the outcome of the Proposal.

Driver recommends that shareholders vote “AGAINST” Proposal 11.

Proposal 11 is substantially similar to Driver’s Proposal 6.  As noted elsewhere in this Proxy Statement, to the extent that the Board actually believed that a Proxy Access bylaw was in the best interests of the Corporation and shareholders it could, at any time and without any action on the part of shareholders amend the Bylaws to provide for Proxy Access.

Driver believes that unless the Company can provide the rationale or justification for recommending that shareholders vote in favor of a non-binding advisory vote on a resolution requesting the Board take action to implement a Proxy Access bylaw that the Board at any time could implement without any action on the part of shareholders whatsover, Proposal 11 (like Proposal 10) is nothing more than hypocritical gamesmanship and an example of the Board’s preference for form over substance with respect to improvements in First United’s corporate governance.  Driver encourages shareholders to send a strong message to the Board that empty gestures are unacceptable by voting “AGAINST” Proposal 11.

PROPOSAL NO. 12

COMPANY PROPOSAL

NON-BINDING ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Company has announced that it intends to submit the following proposal for a shareholder vote at the 2021 Annual Meeting:

Summary of the Proposal

At the 2021 Annual Meeting, shareholders will be asked to adopt the following non-binding advisory resolution:

RESOLVED, that the compensation paid to the named executive officers of First United Corporation, as disclosed in its definitive proxy statement for the 2021 Annual Meeting of Shareholders pursuant to Item 402 of Regulation S-K, including in the section entitled “COMPENSATION OF EXECUTIVE OFFICERS”, is hereby approved.

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The above summary is based on the information proved by the Company in its definitive proxy statement filed with the Securities and Exchange Commission on ●, 2021

Vote Required

The Company has stated that the approval of Proposal 12 requires the affirmative vote of a majority of the votes cast at the 2021 Annual Meeting.  Abstentions and broker non-votes will not be counted as votes cast, and, therefore, will have no effect on the outcome of the Proposal.

Driver recommends that shareholders vote “AGAINST” Proposal 12.

In general, Driver believes that First United’s compensation practices fail to adequately align management’s interest with those of shareholders generally.  In particular, Driver believes that a greater proportion of named executive officers’ compensation should be paid in equity and that there should be appropriate “claw-backs” to the extent that the named executive officer’s negligence, willful misconduct or inadequate risk management adversely affects the Company

PROPOSAL NO. 13

COMPANY PROPOSAL

RATIFICATION OF APPOINTMENT OF THE CORPORATIONS’S INDEPENDENT REGISTERD PUBLIC ACCOUNTING FIRM

The Company has announced that it intends to submit the following proposal for a shareholder vote at the 2021 Annual Meeting:

Summary of the Proposal

At the 2021 Annual Meeting, the Board expects to ask shareholders to ratify the Audit Committee’s appointment of Crowe LLP to audit the books and accounts of the Corporation for the fiscal year ending December 31, 2021. Crowe LLP has advised the Corporation that neither the accounting firm nor any of its partners or associates has any direct financial interest in or any connection with the Corporation other than as independent public auditors. The Corporation does not expect that a representative of Crowe LLP or a representative of Baker Tilly will be present at the 2021 Annual Meeting. Accordingly, representatives of Crowe LLP and Baker Tilly are not expected to make statements at the 2021 Annual Meeting or be available to respond to appropriate questions.

The above summary is based on the information proved by the Company in its definitive proxy statement filed with the Securities and Exchange Commission on ●, 2021

Vote Required

The Company has stated that the approval of Proposal 13 requires the affirmative vote of a majority of the votes cast at the 2021 Annual Meeting.  Abstentions and broker non-votes will not be counted as votes cast, and, therefore, will have no effect on the outcome of the Proposal.

Driver expresses no recommendation with respect to Proposal 13.

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PROPOSAL NO. 14

COMPANY PROPOSAL

RATIFICATION OF APPOINTMENT OF THE CORPORATIONS’S INDEPENDENT REGISTERD PUBLIC ACCOUNTING FIRM

The Company has announced that it intends to submit the following proposal for a shareholder vote at the 2021 Annual Meeting:

Summary of the Proposal

Pursuant to Section 14A of the Exchange Act, the Corporation is required, no less frequently than every six years, to ask shareholders to recommend to the Board the frequency with which future Say-on-Pay Votes should occur every year, every two years or every three years. The Corporation last asked shareholders to recommend the frequency of this vote in 2015. Accordingly, shareholders will be asked at the 2021 Annual Meeting to recommend, by non-binding advisory vote, whether future Say-on-Pay Votes should be submitted to shareholders for consideration every year, every two years or every three years.

The Board believes that shareholders should have the opportunity to express their views on the Corporation’s compensation program and policies for its named executive officers on an annual basis. The Board and its Compensation Committee, which administers the executive compensation program, value the opinions expressed by shareholders pursuant to Say-on-Pay Votes and will consider the outcome of those votes in making its annual decisions on executive compensation.

The Company has stated that recommendation, by advisory vote, regarding frequency with which future Say-on-Pay Votes should be presented to shareholders for consideration will be determined based on the option (every one year, two years or three years) that receives the most votes cast on this Proposal at the 2021 Annual Meeting.

The above summary is based on the information proved by the Company in itsdefinitive proxy statement filed with the Securities and Exchange Commission on ●, 2021

Driver expresses no recommendation with respect to Proposal 14

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VOTING AND PROXY PROCEDURES

Shareholders are entitled to one vote for each share of Common Stock held of record on the Record Date with respect to each matter to be acted on at the 2021 Annual Meeting. Only shareholders of record on the Record Date will be entitled to notice of and to vote at the 2021 Annual Meeting. Shareholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares. Shareholders of record on the Record Date will retain their voting rights in connection with the 2021 Annual Meeting even if they sell such shares after the Record Date. Based on publicly available information, Driver believes that the only outstanding class of securities of the Company entitled to vote at the 2021 Annual Meeting is the Common Stock.

Shares of Common Stock represented by properly executed WHITE proxy cards will be voted at the 2021 Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominee and the Company’s candidates for election to director (other than the Excluded Company Nominee),  FOR Proposals 2, 3, 4, 5, 6, 7, 8 and 9, AGAINST Proposals 10, 11 and 12, ABSTAIN for Proposals 13 and 14  and in the discretion of the persons named as proxies on all other matters as may properly come before the 2021 Annual Meeting, as described herein.

18

If elected, Mr. Cooper would be only one out of 11 members of the Board. Therefore, we are “rounding out” our slate to give shareholders who vote on the enclosed WHITE proxy card the opportunity to vote for all available directorships, including the candidates who have been nominated by the Company (other than the Excluded Company Nominee).  Shareholders will therefore be able to vote for the total number of directors up for election at the 2021 Annual Meeting.  Shareholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees. There is no assurance that any of the Company’s nominees will serve as a director if Mr. Cooper is elected.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting. The presence, in person or by proxy, of shareholders entitled to cast a majority of all votes entitled to be cast at the 2021 Annual Meeting shall constitute a quorum. Withheld votes (in the case of the election of directors), abstentions and broker non-votes will all be counted for purposes of determining whether a quorum is present.

Please note that if you hold your shares in a stock brokerage account, your broker may not be able to vote your shares of Common Stock (a “broker non-vote”) unless you provide voting instructions to your broker. You should instruct your broker to vote your shares by following the instructions provided by the broker when it sends this Proxy Statement to you. You may not vote shares held in street name by returning a proxy card directly to the Company or by voting in person at the 2021 Annual Meeting unless you provide a “legal proxy”, which you must obtain from your bank, broker, trustee or other nominee.

If you hold your shares in “street name” and do not provide voting instructions to your broker, then your broker will not have the authority to vote your shares on any proposal presented at the 2021 Annual Meeting unless it has discretionary authority with respect to that proposal. In that case, your shares will be considered to be broker non-votes and will not be voted on that proposal. Whether a broker has discretionary authority depends on your agreement with your broker and the rules of the various regional and national exchanges of which your broker is a member. These rules generally prohibit a broker from exercising discretionary voting authority on non-routine matters without specific instructions from their customers. Proposals are determined to be routine or non-routine matters based on these rules. However, in the case of meetings involving contested director elections, these rules generally prohibit a broker from exercising discretionary authority with respect to any proposals to be voted on at such meetings, whether routine or not. As a result, brokers subject to these rules generally will not be permitted to vote shares held by a beneficial holder at the 2021 Annual Meeting without instructions from that beneficial holder as to how to the shares are to be voted. Any shares held by such a broker who has not received instructions from the beneficial owner as to how such shares are to be voted will have no effect on the outcome of any of the Proposals, but the shares will be counted for establishing the presence of a quorum. It is therefore very important that you instruct your broker on how to vote shares that you hold in street name.

19

VOTES REQUIRED FOR APPROVAL

Election of Directors – Directors are elected by the affirmative vote of a plurality of the votes cast at the Annual Meeting. A plurality voting standard means that a director nominee will be elected if he or she receives the most votes cast in the election, even if the number of votes is less than a majority. With respect to the election of directors, only votes cast “FOR” a nominee will be counted. Proxy cards specifying that votes should be withheld with respect to one or more nominees will result in those nominees receiving fewer votes but will not count as a vote against the nominees. Neither a withhold vote nor a broker non-vote will count as a vote cast “FOR” or “AGAINST” a director nominee. Therefore, withhold votes and broker non-votes will have no direct effect on the outcome of the election of directors.

Other Proposals – The approval of Proposal 9 (to declassify the Board through an amendment to the Charter) requires the affirmative vote of holders of at least two-thirds (66 2/3%) of the outstanding shares of Common Stock.  The approval of Proposals 2, 3, 4, 5, 6, 7, 8, 10, 11, 12 and 13 each require the affirmative vote of a majority of all shares of Common Stock voted at the 2021 Annual Meeting. Accordingly, an abstention or a broker non-vote with respect to Proposals 2, 3, 4, 5, 6, 7, 8, 10, 11, 12 and 13 will have no impact on the outcome of those proposals.  The recommendation, by advisory vote, regarding frequency with which future Say-on-Pay Votes should be presented to shareholders for consideration will be determined based on the option (every one year, two years or three years) that receives the most votes cast on that Proposal at the 2021 Annual Meeting.  Information regarding the vote required to approve the Company Proposals is based on information contained in First United’s Proxy Statement.

REVOCATION OF PROXIES

Shareholders of the Company may revoke their proxies at any time prior to exercise by attending the 2021 Annual Meeting and voting in person (although, attendance at the 2021 Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered either to Driver in care of ● at the address set forth on the back cover of this Proxy Statement or to the Company at 19 South Second Street, Oakland, Maryland 21550 or any other address provided by the Company.  Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Driver in care of ● at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the shares entitled to be voted at the 2021 Annual Meeting.  Additionally, ● may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominee and for adoption of the Driver Shareholder Proposals.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEE TO THE BOARD AND THE APPROVAL OF PROPOSALS 2, 3, 4, 5, 6, 7, 8 AND 9, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED WHITE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

20

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Driver. Proxies may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements.

Members of Driver have entered into an agreement with ● for solicitation and advisory services in connection with this solicitation, for which ● will receive a fee not to exceed $●, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. ● will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Driver has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. Driver will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that ● will employ approximately ● persons to solicit shareholders for the 2021 Annual Meeting.

The entire expense of soliciting proxies is being borne by Driver.  Costs of this solicitation of proxies are currently estimated to be approximately $●(including, but not limited to, fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation).  Driver estimates that through the date hereof its expenses in connection with this solicitation are approximately $●. To the extent legally permissible, if Driver is successful in its proxy solicitation, Driver intends to seek reimbursement from the Company for the expenses it incurs in connection with this solicitation. Driver does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

Driver Management, Driver Opportunity, and J. Abbott R. Cooper are participants in this solicitation. The principal business of Driver is serving as the general partner of Driver Opportunity and managing certain other investments on behalf of separately managed accounts and other investment vehicles. The principal business of Driver Opportunity is investing in securities. The principal occupation of Mr. Cooper is serving as the managing member of Driver.

The address of the principal office of each of Driver Management, Partners and Mr. Cooper is 250 Park Avenue, 7th Floor, New York, New York 10177.

As of ●, 2021, Driver Opportunity directly owned 360,737 shares of Common Stock. Driver Management, as the general partner of Driver Opportunity, may be deemed to beneficially own the shares of Common Stock directly owned by Driver Opportunity. Mr. Cooper, as the managing member of Driver Management, may be deemed to beneficially own the shares of Common Stock directly owned by Driver Opportunity.

Each participant in this solicitation is a member of a “group” with the other participants for the purposes of Section 13(d)(3) of the Exchange Act. The Group may be deemed to beneficially own the 360,737 shares of Common Stock owned in the aggregate by all of the participants in this solicitation. Each participant in this solicitation disclaims beneficial ownership of the shares of Common Stock that he, she or it does not directly own. For information regarding purchases and sales of securities of the Company during the past two (2) years by the participants in this solicitation, see Schedule I.

21

The shares of Common Stock purchased by Driver Opportunity were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past ten (10) years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two (2) years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his, her or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the 2021 Annual Meeting.

Except as set forth in this Proxy Statement, there are no material proceedings to which any participant in this solicitation or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten (10) years.

OTHER MATTERS AND ADDITIONAL INFORMATION

Driver is unaware of any other matters to be considered at the 2021 Annual Meeting.  However, if Driver learns of any other proposals to be made within a reasonable time before the 2021 Annual Meeting, Driver will either supplement this Proxy Statement and provide shareholders with an opportunity to vote directly on such matters or will not exercise discretionary authority with respect thereto.  If other proposals are made that Driver does not know about within a reasonable time before the solicitation, the persons named as proxies on the WHITE proxy card solicited by Driver will vote such proxies in their discretion with respect to such matters.

22

SUBMISSION OF SHAREHOLDER PROPOSALS FOR 2022 ANNUAL MEETING AND DEADLINES FOR RECEIPT OF DIRECTOR NOMINATIONS

A shareholder who desires to present a proposal pursuant to Rule 14a-8 under the Exchange Act to be included in the proxy statement for, and voted on by the shareholders at, the 2022 Annual Meeting of Shareholders must submit such proposal in writing, including all supporting materials, to the Corporation at its principal office no later than [•], 2021 (120 days before the date of mailing based on this year’s proxy statement date) and meet all other requirements for inclusion in the proxy statement. Additionally, pursuant to Rule 14a-4(c)(1) under the Exchange Act, if a shareholder intends to present a proposal for business to be considered at the 2022 Annual Meeting of Shareholders but does not seek inclusion of the proposal in the Corporation’s proxy statement for such meeting, then the Corporation must receive the proposal by [•], 2022 (45 days before the date of mailing based on this year’s proxy statement date) for it to be considered timely received.  If notice of a shareholder proposal is not timely received, then the proxies will be authorized to exercise discretionary authority with respect to the proposal.

The Corporation believes that ashareholder who is entitled to vote for the election of directors and who desires to nominate a candidate for election to be voted on at an Annual Meeting of Shareholders may do so only in accordance with Section 4 of Article II of the Bylaws, which provides that a shareholder may submit an intent to nominate a director candidate by written notice to the Chairman of the Board or the President not less than 150 days nor more than 180 days prior to the date of the meeting of shareholders called for the election of directors which, for purposes of this requirement, shall be deemed to be on the same day and month as the 2021 Annual Meeting of Shareholders for the preceding year.  Such notice shall contain the following information to the extent known by the notifying shareholder: (i)the name and address of each proposed nominee; (ii)the principal occupation of each proposed nominee; (iii)the number of shares of capital stock of the Corporation owned by each proposed nominee; (iv)the name and residence address of the notifying shareholder; (v)the number of shares of capital stock of the Corporation owned by the notifying shareholder; (vi)the consent in writing of the proposed nominee as to the proposed nominee’s name being placed in nomination for director; and (vii)all information relating to such proposed nominee that would be required to be disclosed by Regulation 14A under the Exchange Act and Rule 14a-11 promulgated thereunder, assuming such provisions would be applicable to the solicitation of proxies for such proposed nominee. To be considered timely for the 2022 Annual Meeting, a shareholder nomination, and all supporting information, must be submitted no earlier than[•], 2021 and no later than[•], 2021. The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2022 Annual Meeting and director nominations is based on information contained in the Company’s proxy statement and the Bylaws.  The incorporation of this information in this Proxy Statement should not be construed as an admission by Driver that such procedures are legal, valid or binding.]

23

CERTAIN ADDITIONAL INFORMATION

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE 2021 ANNUAL MEETING BASED ON OUR RELIANCE ON RULE 14A-5(C) UNDER THE EXCHANGE ACT. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND DIRECTOR COMPENSATION, INFORMATION CONCERNING THE COMMITTEES OF THE BOARD AND OTHER INFORMATION CONCERNING THE BOARD, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION ABOUT THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND OTHER IMPORTANT INFORMATION. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

DRIVER OPPORTUNITY PARTNERS I LP

24

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY BY THE PARTICIPANTS DURING THE PAST TWO YEARS

Nature of the Transaction	Securities Purchased/(Sold)	Date of Purchase / Sale

	DRIVER OPPORTUNITY PARTNERS I LP

Purchase of Common Stock	1,000	03/11/2019
Purchase of Common Stock	600	03/12/2019
Purchase of Common Stock	500	03/13/2019
Purchase of Common Stock	1,004	03/14/2019
Purchase of Common Stock	1,582	03/15/2019
Purchase of Common Stock	1,000	03/18/2019
Purchase of Common Stock	814	03/20/2019
Purchase of Common Stock	2,500	04/22/2019
Purchase of Common Stock	1	04/23/2019
Purchase of Common Stock	2,499	04/25/2019
Purchase of Common Stock	2,680	05/10/2019
Purchase of Common Stock	5,000	05/13/2019
Purchase of Common Stock	3,531	05/14/2019
Purchase of Common Stock	1,458	05/15/2019
Purchase of Common Stock	3,000	05/16/2019
Purchase of Common Stock	2,000	05/17/2019
Purchase of Common Stock	3,331	05/20/2019
Purchase of Common Stock	3,000	05/21/2019
Purchase of Common Stock	3,700	05/22/2019
Purchase of Common Stock	3,800	05/23/2019
Purchase of Common Stock	947	05/29/2019
Purchase of Common Stock	1,863	05/30/2019
Purchase of Common Stock	2,879	05/31/2019
Purchase of Common Stock	100	06/03/2019
Purchase of Common Stock	398	07/02/2019
Purchase of Common Stock	100	07/05/2019
Purchase of Common Stock	2,502	07/08/2019
Purchase of Common Stock	15,193	07/09/2019
Purchase of Common Stock	1,039	07/10/2019
Purchase of Common Stock	4,000	07/11/2019
Purchase of Common Stock	2,000	07/12/2019
Purchase of Common Stock	395	07/15/2019
Purchase of Common Stock	6,584	07/16/2019
Purchase of Common Stock	5,796	07/17/2019
Purchase of Common Stock	6,829	07/18/2019
Purchase of Common Stock	3,213	07/19/2010
Purchase of Common Stock	7,162	07/22/2019
Purchase of Common Stock	1,378	07/24/2019
Purchase of Common Stock	5,000	07/31/2019
Purchase of Common Stock	2,584	08/01/2019
Purchase of Common Stock	1,958	08/02/2019
Purchase of Common Stock	2,199	08/05/2019
Purchase of Common Stock	1,200	08/06/2019
Purchase of Common Stock	40,000	08/06/2019
Purchase of Common Stock	1,620	08/07/2019
Purchase of Common Stock	1,410	08/08/2019
Purchase of Common Stock	2,000	08/09/2019
Purchase of Common Stock	1,320	08/13/2019
Purchase of Common Stock	2,081	08/14/2019
Purchase of Common Stock	3,238	08/15/2019
Purchase of Common Stock	1,958	08/16/2019
Purchase of Common Stock	181,191	08/26/2019
Purchase of Common Stock	2,500	08/28/2019
Purchase of Common Stock	5,000	08/30/2019
Purchase of Common Stock	100	09/10/2020

25

SCHEDULE II

The following table is reprinted from the definitive proxy statement filed by First United Corporation with the Securities and Exchange Commission on ●, 2021.

●

IMPORTANT

Your vote is important, no matter how many shares of Common Stock you own. Driver urges you to sign, date, and return the enclosed WHITE proxy card today to vote FOR the election of the Nominees and in accordance with Driver’s recommendations on the other proposals on the agenda for the 2021 Annual Meeting.

Registered Owners

If your shares of Common Stock are registered in your own name, please sign and date the enclosed WHITE proxy card and return it to Driver, c/o ● (“●”), in the enclosed postage-paid envelope today. Shareholders also have the following two options for authorizing a proxy to vote their shares:

•	Via the Internet at ●at any time prior to 11:59 p.m. Eastern Time on ●, 2021 and follow the instructions provided on the WHITE proxy card; or

•	By telephone, by calling ●at any time prior to 11:59 p.m. Eastern Time on ●, 2021, and follow the instructions provided on the WHITE proxy card.

Beneficial Owners

If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a WHITE voting instruction form, are being forwarded to you by your broker or bank. As a beneficial owner, if you wish to vote, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

Beneficial owners may vote either by the Internet or toll-free telephone. Please refer to the enclosed instructions on how to vote by Internet or telephone. You may also vote by signing, dating and returning the enclosed WHITE voting instruction form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us. Remember, you can vote for our one (1) Nominees only on our WHITE proxy card. So please make certain that the latest dated proxy card you return is the WHITE proxy card.

If you have any questions or require any additional information concerning this Proxy Statement, please contact ● at the address set forth below.

26

If you have any questions, require assistance in voting your WHITE proxy card,

or need additional copies of Driver’s proxy materials,

please contact ● at the phone numbers listed below.

●

Shareholders call toll free at ●

Email: ●

27

PRELIMINARY PROXY STATEMENT
SUBJECT TO COMPLETION
DATED APRIL 6, 2021

FIRST UNITED CORPORATION

2021 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF DRIVER MANAGEMENT COMPANY

LLC AND THE OTHER PARTICIPANTS NAMED IN THIS PROXY SOLICITATION

(COLLECTIVELY, “DRIVER”)

THE BOARD OF DIRECTORS OF FIRST UNITED CORPORATION (THE “BOARD”)
IS NOT SOLICITING THIS PROXY

P R O X Y

The undersigned appoints J. Abbott R. Cooper, ●and ●, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of First United Corporation (the “Company”) which the undersigned would be entitled to vote if personally present at the 2021 Annual Meeting of Shareholders of the Company scheduled to be held on ●, 2021 at ●a.m., local time(including any adjournments or postponements thereof and any meeting called in lieu thereof, the “2021 Annual Meeting”). The Company has stated that the 2021 Annual meeting will be a virtual meeting.

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the 2021 Annual Meeting that are unknown to Driver a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1, 2, 3, 4, 5, 6, 7, 8 AND 9; “AGAINST” PROPOSALS 10, 11 AND 12; AND “A BSTAIN” FOR PROPOSALS 13 AND 14.

This Proxy will be valid until the completion of the 2021 Annual Meeting. This Proxy will only be valid in connection with Driver’s solicitation of proxies for the 2021 Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials for the 2021 Annual Meeting

This Proxy Statement and our WHITE proxy card are available at

●

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

WHITE PROXY CARD

☒	Please mark vote as in this example

DRIVER STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE  FOR  OF ITS

NOMINEE LISTED BELOW IN PROPOSAL 1 AS WELL AS THE COMPANY’S

CANDIDATES (OTHER THAN CARISSA RODEHEAVER) FOR ELECTION TO

DIRECTOR AT THE 2021 ANNUAL MEETING

DRIVER STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR

PROPOSALS 2, 3, 4, 5, 6, 7, 8 AND 9 and AGAINST PROPOSALS 10, 11 AND 12.

DRIVER MAKES NO RECOMMENTAION WITH RESPECT TO PROPOSALS 13 AND 14.

1.

Driver’s proposal to elect J. Abbott R. Cooper and the candidates of First United other than [Carissa Rodeheaver] (the “Excluded Company Nominee”) for election at the 2021 Annual Meeting to serve as Class II directors of the Company until the 2024 Annual Meeting of Shareholders.

FOR ALL	WITHHOLD ALL	FOR ALL EXCEPT
☐	☐	☐

Note:  if you do not wish your shares to be voted “FOR” the Nominee or one or more additional Company nominees, mark the “FOR ALL EXCEPT” box and write the name of the Nominee of the Company nominee(s) as applicable in the space provided below.

There is no assurance that any of the Company nominees will serve as directors if Mr. Cooper is elected to the Board

Driver does not expect that the Nominee will be unable to stand for election, but, in the event that the Nominee is unable to serve or for good cause will not serve, the shares of common stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, Driver has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, shares of common stock represented by this proxy card will be voted for such substitute nominee(s).

Driver intends to use this proxy to vote “FOR” J. Abbott R. Cooper and all the candidates who have been nominated by the Company other than Carissa Rodeheaver. The names, backgrounds and qualifications of the candidates who have been nominated by the Company, and other information about them, can be found in the Company’s proxy statement. There is no assurance that any of the candidates who have been nominated by the Company will serve as directors if Mr. Cooper is elected.

2.	Driver’s proposal to adopt a resolution requesting the Board take all steps necessary or desirable under applicable law to require that the Chairman of the Board be an independent director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

I

WHITE PROXY CARD

3.

Driver’s proposal to adopt a resolution requesting the Board to take all steps necessary or desirable under applicable law to provide that any actions currently requiring the affirmative vote of two-thirds (or any proportion greater than a simple majority) of all the votes entitled to be cast for shareholder approval (including, without limitation mergers and amendments to the Company’s articles of incorporation) shall only require the affirmative vote of a simple majority of all the votes entitled to be cast for shareholder approval.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.

Driver’s proposal to adopt a resolution requesting the Board to take all steps necessary or desirable under applicable law (including adopting a resolution pursuant to Maryland Code, Corporations and Associations § 2-514) to provide beneficial owners of shares with all the rights (to the maximum extent available under applicable law) accorded shareholders of record pursuant to the Company’s certificate of incorporation and bylaws as well as applicable law.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5.

Driver’s proposal to adopt a resolution requesting the Board adopt a resolution whereby the Board commits to avoid taking any actions (including lobbying the Maryland Commissioner of Financial Regulation to investigate potential violations of Maryland Code, Financial Institutions § 3-314 (“Section 3-314”) or seeking to enforce, through legal action or otherwise, any of the provisions of Section 3-314) not otherwise explicitly required by law that are reasonably likely to lead to the disenfranchisement of any shareholder.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6.

Driver’s proposal to adopt a resolution requesting the Board adopt a “proxy access” bylaw that will require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected certain information regarding any person or persons nominated for election to the Board by a shareholder and will allow shareholders to vote on such nominee or nominees on the Company’s proxy card.

☐	FOR	☐	AGAINST	☐	ABSTAIN

7.

Driver’s proposal to adopt a resolution requesting the Board amend the Company’s bylaws to provide that shareholders may alter, amend or repeal the Bylaws by the affirmative vote of a simple majority of all the votes entitled to be cast by the holders of the issued and outstanding shares of Common Stock.

☐	FOR	☐	AGAINST	☐	ABSTAIN

8.

Driver’s proposal to adopt a resolution requesting the Board form a special committee (empowered to engage its own legal counsel) to determine whether the Company violates Nasdaq Listing Rule 5640 by voluntarily asserting or attempting to exercise a private right of action under Section 3-314 or seeking a declaratory judgement “to clarify rights or legal relations affected by the operation of Section 3-314” absent a binding prior determination by the Maryland Commissioner of Financial Regulation or a court of competent jurisdiction that a violation has occurred.

☐	FOR	☐	AGAINST	☐	ABSTAIN

9.	The Company’s proposal to approve an amendment to the Corporation’s charter to declassify the Board.

☐	FOR	☐	AGAINST	☐	ABSTAIN

10.

The Company’s proposal to adopt a non-binding advisory resolution that the Board take the actions necessary to amend the Charter to reduce the votes required to approve certain shareholder actions, from two-thirds of all votes entitled to be cast on the matter to a majority of all votes entitled to be cast on the matter.

☐	FOR	☐	AGAINST	☐	ABSTAIN

11.

The Company’s proposal to adopt a non-binding advisory resolution that the Board take the actions necessary to amend the Corporation’s Amended and Restated Bylaws, as amended to provide for proxy access in the election of directors.

☐	FOR	☐	AGAINST	☐	ABSTAIN

12.	The Company’s proposal to approve, by a non-binding advisory vote, the compensation paid to the Corporation’s named executive officers for 2020

☐	FOR	☐	AGAINST	☐	ABSTAIN

13.	The Company’s proposal to ratify the appointment of Crowe LLP as the Corporation’s independent registered public accounting firm for 2021.

☐	FOR	☐	AGAINST	☐	ABSTAIN

14.	The Company’s proposal to recommend, by a non-binding advisory vote, the frequency of future Say-on-Pay Votes.

☐	ONE YEAR	☐	TWO YEARS	☐	THREE YEARS	☐	ABSTAIN

II

WHITE PROXY CARD

DATED: ____________________________
____________________________________
(Signature)
____________________________________
(Signature, if held jointly)
____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.

III